UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

(RULE 14a-101)
SCHEDULE 14A INFORMATION
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Securities Exchange Act of 1934 (Amendment No.___)

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FPIC Insurance Group, Inc.

(Name of Registrant as Specified in its Charter)

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FPIC INSURANCE GROUP, INC.

1000 Riverside Avenue, Suite 800
Jacksonville, Florida 32204

Notice of Annual Meeting of Shareholders

April 15, 2010

Dear Shareholder:

You are invited to join us at our annual meeting of shareholders to be held on Friday, June 4, 2010, at 10:00 a.m., eastern time, at the Ponte Vedra Lodge and Club, 607 Ponte Vedra Boulevard, Ponte Vedra Beach, Florida 32082.

The annual meeting will be held for the following purposes:

1. To vote on the election of four directors to serve until their terms expire.
2. To ratify the appointment of PricewaterhouseCoopers LLP as our independent registered certified public accounting firm for 2010.
3. To vote on a proposal to approve an amendment to our Omnibus Incentive Plan and the performance measurements contained in the Omnibus Incentive Plan, as amended.

At the annual meeting, we will also transact such other business as may properly come before the meeting and at any adjournments or postponements of the meeting.

The Board of Directors has set April 1, 2010, as the record date for the meeting. This means that shareholders at the close of business on that date are entitled to receive this notice of the meeting and to vote at the meeting. A list of our shareholders of record as of the record date will be available for inspection by any shareholder at the meeting and for a period of ten days prior to the meeting and continuing through the meeting at our principal executive offices.

Your vote is important. Even if you plan to attend the annual meeting, please vote, as instructed in your enclosed proxy/voting instruction card, via the Internet or the telephone as promptly as possible to ensure that your vote is recorded. Alternatively, you may complete your paper proxy/voting instruction card and submit your vote by mail. If you attend the meeting and your shares are registered in your name, you may withdraw your proxy at that time and vote your shares in person.

Important Notice Regarding the Availability of Proxy Materials for the 2010 Annual Shareholders' Meeting. Pursuant to new rules promulgated by the Securities and Exchange Commission, we have elected to provide access to our proxy materials by notifying you of the availability of our proxy materials on the internet. **This Notice and Proxy Statement and our 2009 Annual Report are available at *www.proxyvote.com*.** To request a printed copy of this Notice and Proxy Statement, our 2009 Annual Report and proxy/instruction card, visit *www.proxyvote.com*, telephone (800) 579-1639, or send an email message to *sendmaterials@proxyvote.com*.

Jacksonville, Florida
April 15, 2010

Very truly yours,

/s/ John R. Byers
John R. Byers
President and Chief Executive Officer

/s/ T. Malcolm Graham
T. Malcolm Graham
Secretary

Table of Contents

FPIC INSURANCE GROUP, INC.

1000 Riverside Avenue, Suite 800
Jacksonville, Florida 32204

April 15, 2010

Proxy Statement
Annual Meeting of Shareholders
To Be Held June 4, 2010

The Board of Directors of FPIC Insurance Group, Inc. (which we refer to as "the Company," "FPIC," "us," "we," or "our") is furnishing you this Proxy Statement in connection with the solicitation of proxies to be voted at our 2010 annual meeting of shareholders. The meeting will be held Friday, June 4, 2010, at the Ponte Vedra Lodge and Club, 607 Ponte Vedra Boulevard, Ponte Vedra Beach, Florida 32082, at 10:00 a.m., eastern time.

Our annual report to shareholders for 2009, this Proxy Statement, and the accompanying proxy/voting instruction card are being distributed on or about April 15, 2010 to shareholders entitled to vote.

All properly executed written proxies that are delivered pursuant to this solicitation will be voted at the meeting in accordance with the directions given in the proxy, unless the proxy is revoked before the meeting. Your proxy may also be voted at any adjournments or postponements of the meeting.

Only shareholders of record at the close of business on April 1, 2010 are entitled to vote at the meeting or at adjournments or postponements of the meeting. Each holder of record on the record date is entitled to one vote for each share of common stock held. At the close of business on April 1, 2010, we had 9,953,404 shares of common stock issued and outstanding.

Questions and Answers about the Meeting and Voting

What is a proxy?

A proxy is your legal designation of another person to vote shares you own. If you designate someone as your proxy in a written document, that document is called a proxy or a proxy/voting instruction card. The proxy/voting instruction card we provide you names two of our officers as proxies for the 2010 annual meeting of shareholders. These two officers are Pamela D. Harvey, Vice President and Controller, and Becky A. Thackery, Vice President and Director of Internal Audit.

What is a proxy statement?

A proxy statement is a document that the federal securities laws and regulations require us to give you when we ask you to sign a proxy/voting instruction card designating proxies to vote on your behalf. This Proxy Statement is being distributed on or about April 15, 2010 to shareholders entitled to vote at the meeting.

What different methods can I use to vote?

You may vote:

- by telephone;
- over the Internet;
- by mail; or
- in person at the annual meeting.

Even if you plan to attend the annual meeting, you may vote by telephone, over the Internet or by mail. Please carefully read the instructions below on how to vote your shares. Because the instructions vary depending on how you hold your shares and the method you use to vote, it is important that you follow the instructions that apply to your particular situation.

How do I vote if my shares are held in my name?

Via the Internet

You can simplify your voting by voting your shares via the Internet as instructed on the proxy/voting instruction card.

Voting by telephone

The proxy/voting instruction card includes a toll-free number you can call to vote. Call this number on a touch-tone phone with your proxy/voting instruction card in hand and listen for further instructions.

Voting by mail

You may elect to vote by mail. To do this, you should complete, sign and date your proxy/voting instruction card and mail it in the postage-paid envelope provided to you with this Proxy Statement.

Voting in person at the meeting

If you plan to attend the annual meeting, you can vote in person. To vote in person at the annual meeting, you will need to bring proper personal identification and evidence of your share ownership with you to the annual meeting.

What is the difference between a shareholder of record and a shareholder who holds shares in "street name?"

If your shares are registered in your name, you are a shareholder of record.

If your shares are in the name of your broker, bank or other nominee, your shares are held in "street name."

How do I vote if my shares are held in street name?

Voting by mail, telephone or the Internet

If your shares are held in street name, you should vote your shares using the method directed by your broker, bank or other nominee. A large number of banks and brokerage firms participate in online or telephone voting programs. These programs provide eligible street name shareholders the opportunity to vote over the Internet or by telephone. Voting forms will provide instructions for shareholders whose banks or brokerage firms are participating in such programs.

Voting by person at the meeting

If you plan to attend the annual meeting and to vote in person, you should contact your broker, bank or other nominee to obtain a broker's proxy and bring it, together with proper personal identification and your account statement or other evidence of your share ownership, with you to the annual meeting.

How do I vote shares held in the FPIC Insurance Group, Inc. Defined Contribution Plan?

If you own shares of our common stock through our Defined Contribution Plan ("401(k) Plan"), we will send you a voting instruction form for these shares. If you do not provide voting instructions for these shares, these shares will be voted by the trustee in the same proportion as the shares for which other participants have timely provided voting instructions.

What is the record date and what does it mean?

The record date for the 2010 annual meeting of shareholders is April 1, 2010. The Board of Directors, as required by law, has established the record date. Each holder of our common stock at the close of business on the record date is entitled:

- to receive notice of the meeting; and
- to vote one vote for each share of our common stock held on the record date at the meeting and at any adjournments or postponements of the meeting.

How many shares can be voted and what is a quorum?

A quorum is the minimum number of shares that must be represented in person or by proxy in order for us to conduct the annual meeting. As of the close of business on the record date, there were 9,953,404 shares of our common stock outstanding and approximately 1,502 holders of record. The attendance by proxy or in person of, or voting by telephone or over the Internet by, holders of a majority of the shares of our common stock entitled to vote at the annual meeting, or 4,976,703 shares of our common stock, will constitute a quorum to hold the annual meeting. If you grant your proxy, your shares will be considered part of the quorum.

How can I change my vote after I return my proxy/voting instruction card or vote by telephone or over the Internet?

You can revoke a proxy and change your vote at any time before the final vote at the annual meeting by any one of the following actions:

- giving written notice to our Secretary;
- delivering a later-dated proxy;
- subsequently voting by telephone or over the Internet; or
- voting in person at the meeting.

If your shares are held in street name, you must contact your broker, bank or other nominee to revoke your proxy.

Who counts the votes?

We have retained Broadridge Investor Communications Services to tabulate the proxies. T. Malcolm Graham, Secretary of the Company, has been designated as the inspector of elections for the 2010 annual meeting of shareholders to certify the results of voting.

What are your voting choices when voting for nominees for director standing for election?

In voting on the election of the four nominees for director to serve until their terms expire, you may vote in one of the following ways:

- in favor of all nominees;
- withhold votes as to all nominees; or
- withhold votes as to a specific nominee.

What vote is needed to elect directors?

Directors will be elected by a plurality of the votes cast by the shareholders voting at the meeting. A plurality of the votes, as distinguished from a majority, is the greatest number of votes cast by those voting. Non-voted shares and shares the votes of which are withheld will not affect the outcome of the election of directors. **The Board of Directors recommends a vote FOR each of the nominees.**

What vote is needed to ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered certified public accounting firm for 2010?

Ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered certified public accounting firm for 2010 requires that the number of votes cast at the meeting in favor of the proposal exceed the number of votes cast against. Because abstentions and broker non-votes are not considered to be "votes cast," they will have no legal effect on the voting for the proposal. **The Board of Directors recommends a vote FOR ratification of PricewaterhouseCoopers LLP as the Company's independent registered certified public accounting firm for 2010.**

What vote is needed to approve the amendment to the Omnibus Incentive Plan and the performance measures contained in this amendment?

Approval of the amendment to our Omnibus Incentive Plan requires that the number of votes cast at the meeting in favor of the proposal exceed the number of votes cast against. Because abstentions and broker non-votes are not considered to be "votes cast," they will have no legal effect on the voting for the proposal. **The Board of Directors recommends a vote FOR approval of the amendment to the Omnibus Incentive Plan.**

What if a shareholder does not specify a choice for a matter when voting or returning a proxy/voting instruction card?

If you vote via the Internet, by telephone or by mailing a proxy/voting instruction card without indicating your choice for a matter, we will vote your shares consistent with the recommendations of our Board of Directors as stated in this Proxy Statement. If any other matters are properly presented at the annual meeting for consideration, then the persons named on your proxy will have discretion to vote for you on those matters in accordance with their best judgment. As of the date of this Proxy Statement, we knew of no other matters to be presented at the annual meeting.

How are abstentions and broker non-votes counted?

Abstentions and broker non-votes will be counted as present for quorum purposes but otherwise will have no effect on the matters voted upon at the meeting.

Where can I find the results of voting at the annual meeting?

We will announce the preliminary voting results at the meeting. We will publish the final voting results in our Current Report on Form 8-K filed with the Securities and Exchange Commission ("SEC") within four business days after the date of the annual meeting.

Proposal 1
Election of Directors

We have a classified Board of Directors, with three classes of directors. Members of each class hold office for three-year terms, and the terms of the classes are staggered so that the term of one class expires each year. The Board of Directors has fixed the number of directors at 10.

Four directors are to be elected at the 2010 annual meeting of shareholders to hold office until 2013 or until their successors are elected and qualified. The Nominating Committee of our Board of Directors has nominated for re-election the four incumbent directors whose current terms of office expire at the annual meeting: John K. Anderson, Jr., M. C. Harden, III, John G. Rich and Joan D. Ruffier. Each of the nominees has consented to stand for election. If, for any reason, any of the nominees is not a candidate when the election occurs, your proxy may be voted for a substitute nominee. The Board of Directors does not anticipate that any nominee will not be a candidate.

None of our directors, including the nominees, is related to a nominee or any other director, or to any of our executive officers, by blood, marriage or adoption. Further information regarding our directors is set forth below. All of our directors have served the Company for a long period of time and have a great familiarity with the Company's business, industry and affairs. The experience, qualifications and skills considered in determining that our directors should serve as directors appear below.

Nominees for Election - Terms Expiring in 2010

John K. Anderson, Jr., 61, is managing partner of Bott-Anderson Partners, Inc. ("Bott-Anderson"), an investment consulting firm headquartered in Jacksonville, Florida, and a senior advisor to Brown Gibbons Lang & Company ("Brown Gibbons"), an investment banking firm headquartered in Cleveland, Ohio. Prior to joining Brown Gibbons in September 2007 and Bott-Anderson in April 2003, Mr. Anderson was executive vice president, treasurer, chief financial officer and secretary of American Heritage Life Investment Corporation ("American Heritage"), a life insurance company headquartered in Jacksonville, Florida, wholly owned by The Allstate Corporation. From 1993 until he joined American

Heritage in January 1996, Mr. Anderson served as chief executive officer of E.G. Baldwin & Associates, Inc., a regional distributor of medical imaging products and services to hospitals and other medical providers based in Cleveland, Ohio. Prior to that, he was president and chief executive officer of Capitol American Life Insurance Company based in Cleveland, Ohio, and before that executive vice president and chief financial officer of Baptist Health Systems, Inc., in Jacksonville, Florida. Mr. Anderson is also chairman of the board of directors of Baptist Medical Center Beaches in Jacksonville Beach, Florida and a member of the board of directors of CNL Bank, First Coast in Jacksonville, Florida. Mr. Anderson is a registered financial principal and a chartered life underwriter and a former certified public accountant. Mr. Anderson has served as a director of the Company since 2001 and is currently Vice Chairman of the Board of Directors and chairman of the Audit Committee.

Mr. Anderson has for a number of years served as chairman of our Audit Committee and as "audit committee financial expert." He also provides us with his experience as chief financial officer of other companies with significant insurance operations and as an officer or director of various healthcare providers.

M. C. Harden, III, 57, has served since 1976 as chairman of the board and chief executive officer of Harden & Associates, Inc. ("Harden & Associates"), an insurance broker and risk management and employee benefits consulting firm located in Jacksonville, Florida. Mr. Harden also serves on a number of community and corporate boards, including the board of directors of Baptist Health System, Inc. Mr. Harden formerly served as chair of the Jacksonville Regional Chamber of Commerce. Mr. Harden also served as chairman of the Jacksonville Economic Development Commission from 2003 to 2007. Mr. Harden has served as a director of the Company since 2001.

Mr. Harden provides us with his experience as a senior executive in the insurance brokerage and risk management industry and as a member on other boards of directors, including a major hospital system.

John G. Rich, 54, was appointed a director of the Company by the Board of Directors in November 2003 and was elected by the shareholders to the Board of Directors in 2004. Mr. Rich is a partner of Rich & Intelisano, LLP in New York, New York, a law firm specializing in securities and commodities litigation and arbitration. Mr. Rich has practiced law in New York since 1982.

Mr. Rich provides us with his legal experience and skills, as well as his business and financial skills.

Joan D. Ruffier, 70, currently serves on various state and community boards, including the University of Florida Foundation, where she served as president from 1998 until 2000, the University of Central Florida Foundation, and Shands Healthcare. Ms. Ruffier formerly served on the Board of Overseers of Rollins College. Ms. Ruffier has also served on various corporate boards, including Florida Progress Corporation and its subsidiary, Florida Power Corporation, the Federal Reserve Bank of Atlanta and SunTrust Bank, Orlando. Ms. Ruffier was general partner of Sunshine Cafes, located in Jacksonville, Florida and Orlando, Florida, from 1987 until 1998. Before joining Sunshine Cafes, Ms. Ruffier was a certified public accountant with Colley, Trumbower & Howell in Orlando, Florida, from 1982 until 1986. Ms. Ruffier has served as a director of the Company since 2002 and is currently chairman of the Strategic Planning Committee.

Ms. Ruffier has extensive experience as a member of other boards of directors, including a major hospital system and major financial institutions. She also provides us with her understanding of political affairs, particularly in Florida, as well as her experience and skills as a certified public accountant.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR EACH OF THE NOMINEES.

Incumbent Directors Whose Terms Expire in 2011

Kenneth M. Kirschner, 67, currently serves as Chairman of the Board of Directors and chairman of the Governance Committee. Mr. Kirschner is a member of the law firm of Kirschner & Legler, P.A. ("Kirschner & Legler") and counsel to the law firm of Smith, Gambrell & Russell, LLP. From 1998 until the formation of Kirschner & Legler in 2001, Mr. Kirschner was a partner in the Jacksonville office of the law firm of Holland & Knight LLP and, subsequently, of counsel to the law firm of Dewey & LeBoeuf LLP. Prior to 1998, Mr. Kirschner was a shareholder of Kirschner, Main, Graham, Tanner & Demont, P.A., a Jacksonville, Florida, law firm. As an attorney, Mr. Kirschner specializes in corporate and corporate governance matters, finance, and mergers and acquisitions. Mr. Kirschner served as General Counsel of the Company from January 2006 until March 2007. He has served as a director of the Company since 2002 and served as Vice Chairman of the Board of Directors of the Company from 2005 to 2007.

Mr. Kirschner has served the Company in a variety of leadership roles, including Chairman of the Board, Vice Chairman of the Board, and General Counsel. He has extensive experience advising clients (including businesses with insurance operations) with respect to corporate governance, finance, mergers and acquisitions, and general corporate matters.

David M. Shapiro, M.D., 56, is a partner in Ambulatory Surgery Center LLC, an ambulatory surgery center consulting company. Dr. Shapiro served as the senior vice president of Medical Affairs for Surgis, Inc. (“Surgis”), an ambulatory surgery center management company, until its sale in 2006. Prior to joining Surgis in 2000, Dr. Shapiro engaged in the private practice of anesthesiology in Fort Myers, Florida. Dr. Shapiro serves on the board of the Ambulatory Surgery Center Association, as its chair, as well as the Florida Society of Ambulatory Surgery Centers, as chair-elect. He is also co-chair of the Ambulatory Surgery Quality Alliance. Dr. Shapiro holds designations both as a Certified Professional in Healthcare Risk Management (CHPRM) from the American Hospital Association and as Certified in Healthcare Compliance (CHC) from the Healthcare Compliance Certification Board. Dr. Shapiro has served as a director of the Company since 1996, is currently chairman of the Claims and Underwriting Committee, and served as Vice Chairman of the Board of Directors of the Company from 1999 to 2005. Dr. Shapiro also served as a director of First Professionals Insurance Company, Inc. (“First Professionals”) from 1996 to 2006 and served on its Advisory Board from 2006 to 2007.

Dr. Shapiro provides us with his experience and skills as a physician and as a senior executive of healthcare providers. He has also long served as a member and chairman of our Claims and Underwriting Committee and similar committees of our operating subsidiaries.

Incumbent Directors Whose Terms Expire in 2012

Richard J. Bagby, M.D., 69, is engaged in the private practice of diagnostic radiology and nuclear medicine in Orlando, Florida. Dr. Bagby has practiced medicine since 1972. In 2000, Dr. Bagby joined Boston Diagnostic Imaging Centers and Open MRI of Sanford as its medical director. Dr. Bagby is a past president of the Florida Medical Association (“FMA”), and is currently chairman of our Compensation Committee, and has served as a director of the Company since its formation in 1996. Dr. Bagby also served as a director of our subsidiary, First Professionals, from 1993 until 2006 and served on its Advisory Board from 2006 to 2007.

Dr. Bagby provides us with his experience and skills as a physician and as past president of the FMA. He has also long served as a member of our Claims and Underwriting Committee and similar committees of our operating subsidiaries.

Robert O. Baratta, M.D., 69, is chairman and chief executive officer of Ascent, L.L.C., an ambulatory surgery center development and management company. Prior to joining Ascent, L.L.C. in 2004, Dr. Baratta was president, chief executive officer and vice chairman of the board of directors of Ecosphere Technologies, Inc., formerly known as UltraStrip Systems, Inc. ("Ecosphere"), an environmentally protective marine industrial company. Prior to joining Ecosphere in 2001, Dr. Baratta engaged in the private practice of ophthalmology in Stuart, Florida, where he served as president and chairman of the board of directors of Stuart Eye Institute. Dr. Baratta began practicing medicine in 1973. He has served as a director of the Company since its formation in 1996 and served as Chairman of the Board of Directors from 1999 until May 2007. Dr. Baratta currently serves as Immediate Past Chairman of the Board of Directors. Dr. Baratta also served as a director of First Professionals from 1993 to 2000.

Dr. Baratta provides us with his experience as Chairman of the Board of Directors and as a physician and a senior executive of healthcare providers and other businesses. He has also long served as a member of our Claims and Underwriting Committee and similar committees of our operating subsidiaries.

John R. Byers, 55, is President and Chief Executive Officer of the Company. Mr. Byers joined us in January 1999 as Executive Vice President and General Counsel and has served as our President and Chief Executive Officer since July 2000. Mr. Byers also serves as a director of Florida Bank Group, Inc., a Florida bank holding company, and its subsidiary, Florida Bank. Before joining us, Mr. Byers was a partner in the Jacksonville office of the Dewey & LeBoeuf LLP law firm from 1988 until 1998.

Mr. Byers provides a deep understanding of our business gained from his long service as Chief Executive Officer of the Company. He also provides us with his experience as our former General Counsel, his legal experience, and skills, and his experience on other boards of directors.

Terence P. McCoy, M.D., 65, is a past president of the Florida Medical Association and a former member of the Florida Board of Medicine where he chaired the Expert Witness Committee. He was a Florida delegate to the American Medical Association ("AMA") and was elected to the AMA Council on Constitution and Bylaws. Dr. McCoy served as chief of the medical staff of Tallahassee Memorial Hospital, where he was a member and chair of the physician credentialing committee for many years. He is a licensed healthcare risk manager and holds a faculty appointment at the Florida State University College of Medicine. Dr. McCoy was a founding member and later chairman of the board of Healthplan Southeast. He is now actively involved in management of property and financial holdings. He served as a director of First Professionals from 1998 to 2006 and was a member of its Advisory Board from 2006 to 2007. Dr. McCoy has served as a director of FPIC since 2003 and is currently chairman of our Investment Committee.

Dr. McCoy provides us with his experience and skills as a physician and as past president of the FMA and his experience with healthcare providers. He has also long served as a member of our Claims and Underwriting Committee and similar committees of our operating subsidiaries.

Corporate Governance

Pursuant to the Florida Business Corporation Act and our articles of incorporation and bylaws, our business is managed under the direction of our Board of Directors. Members of the Board are kept informed of our business through discussions with our President and Chief Executive Officer and other officers, by reviewing materials provided to them, and by participating in meetings of the Board and its committees. In addition, to promote open discussion among our non-management directors, those directors meet in regularly scheduled executive sessions without management participation.

Our Board of Directors has a strong commitment to sound and effective corporate governance practices. We maintain a corporate governance page on our Internet website (*www.fpic.com*), which includes key information about our corporate governance initiatives, including our Code of Conduct for Directors, Officers and Employees, our Code of Ethics, our Corporate Governance Guidelines, and the charters of our Audit, Compensation, Governance and Nominating Committees. The charter of our Nominating Committee contains our policy and procedures for nominations to our Board of Directors.

Code of Conduct; Code of Ethics; Corporate Governance Guidelines

Our Board of Directors adopted our Code of Conduct, which sets forth the fundamental legal and ethical principles for conducting all aspects of our business. Our Code of Conduct applies to all directors, officers and employees of the Company and its subsidiaries, as well as to agents and representatives doing business on our behalf. Our Code of Conduct, together with specific policies and procedures, outlines the behavior expected of such individuals in carrying out their daily activities within appropriate ethical and legal standards. Our Code of Conduct is available on the Corporate Governance page of our website (*www.fpic.com*).

We have also adopted a Code of Ethics, which applies to our principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions for us. The Code of Ethics is also available on the Corporate Governance page of our website (*www.fpic.com*).

Our Board of Directors has also adopted our Corporate Governance Guidelines. Our Governance Committee is responsible for overseeing the Corporate Governance Guidelines and for reporting and making recommendations to our Board concerning corporate governance matters. Our Corporate Governance Guidelines address matters including board composition, director independence, selection of Board nominees, Board membership criteria, director compensation, mandatory retirement, meetings, executive sessions of non-management directors, evaluation of the performance of the Chief Executive Officer, committees, succession planning, director responsibilities, orientation and continuing education, and self-evaluation of the Board and Board committees. A copy of our Corporate Governance Guidelines is available on the Corporate Governance page of our website at (*www.fpic.com*).

Board Leadership and Risk Oversight

In accordance with our Corporate Governance Guidelines, we follow the practice of not having our Chief Executive Officer also serve as Chairman of the Board of Directors. While our Board of Directors currently believes this practice is in the best interests of our shareholders and puts our Board of Directors in a better position to make independent evaluations and decisions, our Board could reevaluate this practice in the future.

Our Board of Directors exercises a risk oversight role directly and also through its various committees, especially its Audit Committee, which reviews financial and other risks and exposures, its Claims and Underwriting Committee, which reviews claims and underwriting risks, its Governance Committee, which reviews governance and compliance risks, its Investment Committee, which reviews investment risks, and its Compensation Committee, which reviews risks involving our compensation programs.

Board of Directors' Meeting Attendance

Our Board of Directors held eight meetings during 2009, and committees of the Board of Directors held a total of 28 meetings. Overall aggregate attendance at such meetings was more than 93%. Each director attended more than 75% of the aggregate of all meetings of the Board of Directors and of the committees on which he or she served during 2009.

The Board of Directors has adopted a policy that encourages all our directors to attend our annual meeting of shareholders. All but one of our directors attended the 2009 annual meeting.

Director Independence

Our Board of Directors has determined that all of our directors, other than John R. Byers, our President and Chief Executive Officer, are "independent," in accordance with the current rules of The Nasdaq Stock Market ("Nasdaq").

Except as discussed below, none of our independent directors has any relationship with us except as directors and shareholders. In determining the independence of Dr. Bagby, our Board considered the fact that he is a policyholder of our First Professionals subsidiary. In determining the independence of Drs. Bagby, McCoy and Shapiro, our Board considered their current membership in, and past positions with, the FMA, which has endorsed our medical professional liability insurance program, and its related organizations. In determining the independence of Mr. Kirschner, our Board considered that Mr. Kirschner served as our General Counsel from January 2006 until March 2007. Our Board also considered the transactions and relationships described below under the heading *Certain Relationships and Related Transactions*.

Board Committees

The Board of Directors has established an Audit Committee, a Claims and Underwriting Committee, a Compensation Committee, an Executive Committee, a Governance Committee, an Investment Committee, a Nominating Committee, and a Strategic Planning Committee.

The following table lists the current members of each of the Committees and the number of meetings held during 2009.

	AUDIT	CLAIMS AND UNDERWRITING	COMPENSATION	EXECUTIVE	GOVERNANCE	INVESTMENT	NOMINATING	STRATEGIC PLANNING
John K. Anderson, Jr.*	Chair		X	X		X	Chair	
Richard J. Bagby, M.D.*		X	Chair		X		X	
Robert O. Baratta, M.D.*		X		X	X			X
John R. Byers				X	X			
M.C. Harden, III*		X				X		X
Kenneth M. Kirschner*				Chair	Chair	X		X
Terence P. McCoy, M.D.*	X	X				Chair	X	
John G. Rich*	X		X				X	X
Joan D. Ruffier*	X			X	X		X	Chair
David M. Shapiro, M.D.*		Chair	X			X	X	
Number of Meetings	**6**	**4**	**4**	**1**	**4**	**4**	**2**	**3**

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* Independent Directors.

The Audit Committee. The Audit Committee is established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and is composed entirely of nonemployee directors, all of whom are considered independent under SEC and Nasdaq rules. The Board of Directors has determined that John K. Anderson, Jr., who has served on the Audit Committee since 2001 and as its chairman since 2003, satisfies the criteria for "audit committee financial expert" and that he is "independent" under SEC and Nasdaq rules. For more information on Mr. Anderson's background, see his biographical information under *Proposal 1. Election of Directors – Nominees for Election Terms Expiring in 2010*.

The Audit Committee oversees our accounting, financial reporting and internal control processes and audits of our financial statements and provides assistance to the Board of Directors with respect to its oversight of the integrity of our financial statements, our compliance with legal and regulatory requirements, the qualifications and independence of our independent registered certified public accounting firm ("Independent Accounting Firm"), and the performance of our internal audit function.

The duties of the Audit Committee include, among other things:

- Directly appointing, compensating, retaining, terminating and overseeing our Independent Accounting Firm;
- Pre-approving, or adopting appropriate procedures to pre-approve, all audit services, internal control-related services and non-audit services to be provided by our Independent Accounting Firm;
- Reviewing and discussing with our Independent Accounting Firm and management any major issues regarding accounting principles and financial statement presentations, including any significant changes in the selection or application of accounting principles, and major issues concerning the adequacy of our internal controls and any special audit steps adopted in light of any material control deficiencies, and the effect of regulatory and accounting initiatives as well as off balance sheet structures on our financial statements;
- Reviewing and discussing with our Independent Accounting Firm and management significant risks and exposures, if any, and the steps to monitor and minimize such risks and exposures;
- Reviewing and discussing our earnings press releases;

- Reviewing and discussing with our Independent Accounting Firm and management quarterly and year-end operating results, reviewing interim financial statements prior to their inclusion in Form 10-Q filings, and recommending to the Board of Directors the inclusion of the financial statements in our Annual Report on Form 10-K; and

- Reviewing and discussing disclosures made to the Audit Committee by our Chief Executive Officer and Chief Financial Officer during their certification process for our Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q about any significant deficiencies in the design or operation of internal controls or material weaknesses in internal controls or about any fraud involving management or other employees who have a significant role in our internal controls.

For more details regarding the duties and responsibilities of the Audit Committee, please refer to the Report of the Audit Committee below.

The Claims and Underwriting Committee. The Claims and Underwriting Committee performs various functions with respect to our insurance underwriting and claims-related matters.

The Compensation Committee. The Compensation Committee is composed entirely of nonemployee directors considered independent under SEC and Nasdaq rules. The Compensation Committee establishes our executive compensation. For more detailed information regarding the Compensation Committee's administration of our executive compensation program, please refer to the *Compensation Discussion and Analysis* below.

The Compensation Committee has a written charter, which is available on our website (*www.fpic.com*).

The Executive Committee. The Executive Committee may exercise the powers of the Board of Directors, subject to the limitations of Florida law, whenever the Chairman of the Board of Directors determines that it is not practical for the full Board of Directors to meet and action is required to be taken on matters that the Chairman of the Board determines to be of an urgent nature.

The Governance Committee. A majority of the members of the Governance Committee is comprised of nonemployee directors considered independent under SEC and Nasdaq rules. Only Mr. Byers is not considered independent.

The Governance Committee's responsibilities are, among other things, to:

- Ensure that the Board of Directors is independent, effective, competent and committed to enhancing shareholder value. To this end, the Committee provides input to the Nominating Committee in connection with that Committee's selection and nomination (or re-nomination) of individuals who provide the needed qualities and competencies that the Board may require from time to time;

- Oversee director remuneration, including equity compensation under the Director Stock Plan;

- Review and jointly recommend with both the Chairman and Vice-Chairman of the Board all nominations for committee memberships (including the Committee itself) and their terms of office;

- Develop and implement methods for evaluating the performance and effectiveness of each director, the Board as a whole, the Chairman of the Board, the Vice-Chairman of the Board, the Chief Executive Officer, and all Board committees and their chairmen;
- Oversee the senior management succession plan;
- Develop and recommend to the Board a set of Corporate Governance Guidelines and a Code of Conduct and Ethics and review these at least annually; and
- Review and, if desirable, suggest revisions to the Company's Bylaws on a periodic basis.

The Governance Committee has a written charter, which is available on our website (*www.fpic.com*).

The Investment Committee. The Investment Committee oversees our investment policy with respect to portfolio investments and recommends such investment policy to the Board of Directors for its approval.

The Nominating Committee. The Nominating Committee is comprised solely of directors considered independent under SEC and Nasdaq rules. There is a subcommittee of the Nominating Committee known as the "Nomination Review Subcommittee," which is comprised of the members of the Nominating Committee who are also members of the Governance Committee.

The Nomination Review Subcommittee has the duty and responsibility to:

- Identify, interview and recruit candidates for the Board, based on, among other qualifications, his or her capability, availability to serve, conflicts of interest, and other relevant factors; and
- Select proposed nominees for directors (for election by shareholders and to recommend candidates to fill vacancies) and present them to the Board for its views and input.

As part of its selection process, the Nomination Review Subcommittee considers timely suggestions from any member or committee of the Board and may consider recommendations from other sources of director candidates. The Nomination Review Subcommittee also will, if warranted, investigate and interview such candidates and report its conclusions with respect to each person considered (whether or not investigated or interviewed) to the Board.

The Nomination Review Subcommittee will also consider nominees timely proposed by shareholders in the manner set forth below in this Proxy Statement from time to time.

The Nominating Committee has the duty and responsibility to choose any person or persons it may select in its sole discretion (whether or not such person had been considered by the Board) for nomination as a director and to recommend a candidate to fill any vacancy existing on the Board, but only after the Nomination Review Subcommittee will have presented its selections to, and received the views of and input from, the Board. The Nominating Committee also is to establish such other policies and procedures as it deems appropriate to be followed in the selection of directors and nominees for directors.

In evaluating director nominees, among other things, the needs of the Board of Directors and its committees and the qualifications of sitting directors are considered. While the Nominating Committee has no specific, minimum qualifications for directors or director nominees, in general terms, the Nominating Committee considers, among other things, the following criteria: (i) personal and professional integrity; (ii) achievements and skills; (iii) personal attributes, including leadership abilities, strength of character, ethics, practical wisdom, mature judgement, inquisitiveness and independence of mind, interpersonal skills, including the ability to work together with other members to make a contribution to the work of the Board of Directors and its committees, and the ability and willingness to commit the necessary time required for membership on the Board and its committees; and (iv) experience attributes, including education, expertise, industry knowledge, business knowledge, financial acumen, special expertise, and diversity of viewpoints. Although the Nominating Committee believes that members should represent a balance of diverse backgrounds and skills relevant to our needs that together ensure a strong board of directors, neither the Nominating Committee nor the Board of Directors has a specific policy with regard to consideration of diversity in identifying director nominees. The same criteria are applied to shareholder-recommended nominees.

The Nominating Committee has a written charter, which is available on our website (*www.fpic.com*).

The Strategic Planning Committee. The Strategic Planning Committee has responsibility for (i) providing broad strategic direction; (ii) considering strategic implications; (iii) providing oversight of strategic activities; and (iv) considering alignment of corporate activities with long-term strategic goals and direction. The Strategic Planning Committee also establishes budgetary guidelines and processes for us, the Board of Directors and the Board of Directors' committees and oversees the budgeting function.

Director Compensation

The following describes the various elements of our director compensation program.

Annual Board Retainers. An annual retainer of $60,000 is paid to each member of the Board of Directors who is not an employee of ours, subject to reduction as determined by the Board of Directors in the event a director is absent from more than 25% of the Board of Directors' meetings during any calendar year. The Chairman of the Board receives an additional annual Board fee of $25,000 and the Vice Chairman of the Board and the Immediate Past Chairman of the Board each receive an additional annual Board fee of $6,000.

Annual Committee Retainers. Annual retainer fees to the nonemployee chairmen of the committees of the Board of Directors are paid as follows:

	Chairman
Audit	$ 9,000
Compensation	$ 5,000
Governance	$ 2,500
Executive	—
Nominating	—
All Other	$ 2,500

Fees for Off-Cycle Meetings. A fee of $650 is paid to each nonemployee member of the Board of Directors for attendance at any "Off-Cycle" meeting of the Board of Directors or any Committee of the Board of Directors (regardless of whether the Director is a member of that Committee). "Off-Cycle" means (i) any meeting of the Board of Directors in excess of five meetings per year and (ii) any meeting of any Committee of the Board of Directors not coinciding with a regularly scheduled meeting of the Board of Directors.

Equity Compensation. Each nonemployee member of the Board of Directors receives on the date of each of our annual meetings of shareholders an award under our Amended and Restated Director Stock Plan (the "Director Stock Plan") of 1,500 shares of restricted common stock, which fully vest on the first anniversary of the date of grant. In addition, any new nonemployee directors will receive on the date of their initial election to the Board of Directors an award under our Director Stock Plan of 1,500 shares of restricted common stock, which will fully vest on the first anniversary of the date of grant.

Payment or Reimbursement for Reasonable Expenses. Reasonable expenses incurred by a director for attendance at meetings of the Board of Directors and its committees are paid or reimbursed by us.

Deferred Compensation Plan. We also offer our directors a nonqualified deferred compensation plan, under which directors may defer all or a portion of their fees earned as directors. Under this plan, deferred fees will be paid, as adjusted for investment gains or losses, at such time in the future as specified by the participating director under the terms of the plan.

Insurance Coverages. We also provide our nonemployee directors with coverage under a group accidental death and dismemberment policy that provides up to a $500,000 benefit. We pay for this coverage, and the aggregate cost of this coverage for all nonemployee directors during 2009 was approximately $2,100. If they desire, and at their own expense, we also include our nonemployee directors in our group health insurance plan.

The following table provides the information specified with respect to compensation of our nonemployee Directors during 2009.

Director Compensation
for the Year Ended December 31, 2009

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($) [1] [2]	Total ($)
John K. Anderson, Jr.	80,850	34,710	115,560
Richard J. Bagby, M.D.	68,900	34,710	103,610
Robert O. Baratta, M.D.	71,200	34,710	105,910
M. C. Harden, III	63,250	34,710	97,960
Kenneth M. Kirschner	92,700	34,710	127,410
Terence P. McCoy, M.D.	67,700	34,710	102,410
John G. Rich	65,200	34,710	99,910
Joan D. Ruffier	67,050	34,710	101,760
David M. Shapiro, M.D.	67,050	34,710	101,760

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[1] In accordance with new SEC disclosure rules, the amounts included in the "Stock Awards" column represent the grant date fair value of awards of restricted stock to directors made in 2009, computed in accordance with Accounting Standards Codification Topic 718 ("ASC Topic 718"). For a discussion of valuation assumptions, see *Note 15, Share-Based Compensation Plans*, to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2009.

(2)   At December 31, 2009, the following directors had the total number of shares underlying outstanding unexercised options and the total number of shares of outstanding unvested restricted stock shown in the table below:

	Shares Underlying Stock Options *	Shares of Restricted Stock *
John K. Anderson, Jr.	37,500	1,500
Richard J. Bagby, M.D.	7,500	1,500
Robert O. Baratta, M.D.	—	1,500
M. C. Harden, III	37,500	1,500
Kenneth M. Kirschner	30,000	1,500
Terence P. McCoy, M.D.	22,500	1,500
John G. Rich	—	1,500
Joan D. Ruffier	30,000	1,500
David M. Shapiro, M.D.	39,750	1,500

*   Adjusted to reflect 3-for-2 stock split on March 8, 2010.

Executive Compensation

Executive Officers

The following table lists our executive officers and sets forth certain information concerning them.

Name	Age	Position	Executive Officer Since
John R. Byers	55	President and Chief Executive Officer	1999
Charles Divita, III	40	Chief Financial Officer	2006
Robert E. White, Jr.	63	President of insurance subsidiaries	2006

For information regarding Mr. Byers, see *"Proposal 1. Election of Directors – Incumbent Directors Whose Terms Expire in 2012."*

Mr. Divita became Chief Financial Officer of the Company on January 1, 2006. Prior to that time, Mr. Divita was Senior Vice President - Operations and Strategy of the Company and has been with us since 2000 in various executive capacities. Prior to joining us, Mr. Divita held management positions with Prudential Financial in the areas of operations and risk management.

Mr. White has served as President of First Professionals since 2002 and also serves as the President or Chairman of our other insurance subsidiaries. Mr. White joined us in 2000 as Senior Vice President of administration of First Professionals. Prior to 2000, Mr. White was a senior claims officer of ProNational Insurance Company.

Compensation Discussion and Analysis

Our executive compensation program is administered by the Compensation Committee of our Board of Directors, which is comprised solely of independent directors who also qualify as "outside directors" for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code").

Objectives of Our Executive Compensation Program

The goal of our executive compensation program is to establish remuneration in an appropriate, fair manner, with compensation that is linked to our financial and strategic business objectives, that is justifiable and within industry norms, and that provides incentives sufficient to attract and retain high-performing executives. Also, the program seeks to align, insofar as is practicable, the interests of management with those of our shareholders. In addition to providing a competitive level of base pay, the program is designed to reward:

- efforts that result in increased shareholder value;
- commitment to the long-term success of the Company; and
- achievement of Company, individual and business unit objectives.

How We Chose Amounts or Formulas for Each Element of Compensation

Each executive's current and prior compensation is considered in setting future compensation. In addition, we review the compensation practices of other companies. To some extent, our compensation plan is based on the market and the companies we compete against for employees. Each element of compensation for executives is established at a level that the Compensation Committee believes is both appropriate and consistent within the industry and relative to peer companies. The Compensation Committee examines many other criteria used in determining the appropriate level of compensation, including, but not limited to, industry surveys, consumer price index data, the recommendation of our President and Chief Executive Officer, and the executive's performance, scope of responsibility, and productivity, as well as issues involving expense and risk control, management development, and strategic planning. The Compensation Committee also considers how each element of compensation relates to each other element and to total compensation in an effort to ensure a proper balance between the elements and a proper level of total compensation. Since 1999, the Compensation Committee has utilized the services of a compensation advisor, Frederic W. Cook & Co., Inc. ("Frederic Cook"), both in determining the compensation practices of our peers and for advice concerning the overall design and individual elements of our compensation program. Frederic Cook was engaged directly by the Compensation Committee.

Peer Group Analysis

In 2006, Frederic Cook performed a thorough analysis of the compensation practices and levels of a Peer Group determined by them. This Peer Group consisted of companies with business operations that compete with us or operate in the financial services industry generally. The Compensation Committee recognized that many of these companies were larger than we are and operated in different geographical areas, and the Compensation Committee considers these factors in its decision-making. The Peer Group was comprised of the following seven companies:

- American Physicians Capital, Inc.;
- Fremont General Corporation;
- Markel Corporation;
- Philadelphia Consolidated Holdings Corporation;
- PICO Holdings, Inc.;

- ProAssurance Corp.; and

- SCPIE Holdings, Inc.

Peer Group compensation data was limited to publicly available information and therefore generally did not provide precise comparisons by position as offered by more comprehensive survey data. As a result, the Compensation Committee has used Peer Group data on a limited basis to analyze the competitiveness of our compensation and the consistency between our target compensation and our general compensation philosophy. In its review of 2009 compensation, the Compensation Committee did not ask Frederic Cook to conduct an additional Peer Group study but rather utilized the 2006 Peer Group study as part of its overall assessment of executive compensation.

Elements of Our Executive Compensation Program

Our executive compensation program is comprised of two basic components: direct compensation and post-employment and other benefits. Direct compensation consists of base salary, annual incentive award, and long-term incentive compensation. While the Compensation Committee recognizes the importance of maintaining competitive post-employment and other benefits, direct compensation is the primary method through which we have sought to achieve our compensation objectives. The following table shows the percentages of total cash compensation, total direct compensation and total compensation comprised by the separate elements of our direct compensation program for each of our executive officers in 2009:

	Mr. Byers	Mr. Divita	Mr. White
Percentage of Total Cash Compensation:			
Base salary	45	62	62
Annual incentive award	55	38	38
Long-term incentive award*	—	—	—
Total	100	100	100
Percentage of Total Direct Compensation:			
Base salary	32	41	43
Annual incentive award	40	24	26
Long-term incentive award*	28	35	31
Total	100	100	100
Percentage of Total Compensation:			
Base salary	29	37	36
Annual incentive award	36	23	22
Long-term incentive award*	25	32	26
Total	90	92	84

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* The amount shown is based on the grant date fair value of the awards made in 2009.

The Compensation Committee believes that these amounts and percentages are reasonable and appropriate.

Post-employment and other benefits consist of severance and change in control benefits and retirement, disability, and other arrangements. In 2005, the Compensation Committee began a review of our post-employment and other benefits. This review resulted in changes in 2007 and 2008 to certain plans and programs for administrative purposes as well as for the purpose of compliance with Section 409A of the Code. In addition, effective December 31, 2008 the Compensation Committee approved the substantive changes to the retirement programs as noted in *Post-Employment and Other Benefits* below.

Direct Compensation Program

Base Salary. We use base salaries to provide the foundation of a fair and competitive compensation opportunity for each individual executive officer. Generally, the Compensation Committee sets base salaries for the coming year at the last committee meeting of each calendar year by reviewing data presented by our management and Frederic Cook. The most important factors considered by the Compensation Committee in setting executive base salaries for 2009 were the executive's performance, the executive's then-current salary, changes in cost-of-living, the recommendation of Frederic Cook, and the recommendation of Mr. Byers. The determination of base salaries for 2009 was generally independent of the decisions regarding other elements of compensation, but the other elements of direct compensation are dependent on the determination of base salary to the extent they are expressed as percentages of base salary.

When considering individual performance for purposes of establishing an executive's base salary, the Compensation Committee considers an appraisal of the executive's performance in his area of responsibility, which in the case of each executive officer other than our Chief Executive Officer is performed by our Chief Executive Officer. In the case of our Chief Executive Officer, the review is performed by the Governance Committee of the Board of Directors. The appraisal assesses each executive's competence and level of proficiency at which the executive operates on a range of core competencies that are key to the executive's position. In addition, this appraisal process necessarily entails a subjective assessment of the executive's success in assisting the Company to achieve its financial and strategic goals.

In the case of Mr. Byers, the Governance Committee also establishes annual goals, evaluates his achievement of these goals, and delivers this evaluation to the Compensation Committee for consideration in establishing Mr. Byers' compensation package for the ensuing year. Mr. Byers' 2008 goals (the evaluation of Mr. Byers' achievement of which was communicated to our Compensation Committee for consideration in establishing Mr. Byers' 2009 base salary) included the following financial, long range planning, corporate values, external relations, strategic, and regulatory goals:

- *Financial Goals* included establishing and maintaining a budget approval process; achieving satisfactory corporate financial performance; and maintaining effective financial control over our subsidiaries.

- *Long Range Goals* included creating an annual business plan; succession planning for senior executives; and evaluating possible future mergers and acquisitions.

- *Corporate Values Goals* included insuring continued improvement in products and services; working towards maintaining a satisfactory competitive position; and insuring compliance with all Sarbanes-Oxley requirements and procedures.

- *Relationship Goals* included working towards enhancing relationships with external corporate leaders and investors, our subsidiary business leaders, and our stockholders and acting as spokesman for our company.

- *Strategic Goals* included focusing on business retention and growth opportunities, capital management, and strategic opportunities.

- *Regulatory Goals* included managing our company through the regulatory environment in which we operate.

For 2008, it was determined that each of Messrs. Byers, Divita and White had performed at a consistently high level of proficiency in the key aspects of his position and that Mr. Byers had accomplished each of the goals established for him. This determination was considered by the Compensation Committee as factors in establishing our executive officers' base salaries for 2009.

Annual Incentive Award. Our annual Executive Incentive Compensation Plan ("EICP") is a broad-based program that links the compensation of participants directly to the accomplishment of specific business goals, as well as, for certain executives, to individual performance. Annual cash incentive compensation under the EICP is intended to focus and reward individuals based on measures identified as having a positive impact on our annual business results. Annual cash incentive awards to our executive officers for 2009 are governed by our 2008 Senior Executive Annual Incentive Plan, which was approved by our shareholders in June 2008 and which was intended to make awards under this plan qualify as performance-based compensation to the extent permitted under Section 162(m) of the Code.

Our EICP is directly linked to financial and strategic objectives established by the Strategic Planning Committee of our Board of Directors. Our President and Chief Executive Officer presents to the Compensation Committee for its ultimate approval recommended corporate performance objectives, recommended weights to be given to each objective and recommended target award percentages. Frederic Cook has advised the Compensation Committee concerning the appropriateness of these target awards as a percentage of our executive's base salaries. Through this process, the Compensation Committee believes that it has established performance objectives that are challenging, that are consistent with the strategic objectives for the Company established by the Strategic Planning Committee, and that do not provide our employees incentives to take excessive risks. The annual cash incentive award for a given year is normally paid in a single installment in the first calendar quarter of the following year.

Annual incentive awards are established as a target percentage of the participant's base salary with more senior executives being compensated at a higher percentage of base salary. The EICP is administered by the Compensation Committee, is consistent with the Compensation Committee's belief that a significant percentage of the compensation of the most senior members of our management should be performance-based, and is consistent with our policy of rewarding highly performing executives.

The payment amount, if any, of an incentive award is determined based on: (1) the attainment of Company-wide financial and strategic performance measures (including in the case of certain executives with operating responsibilities, financial and strategic performance measures relative to their operating subsidiary or group) and (2) (in the case of executives other than our President and Chief Executive Officer, our Chief Financial Officer, and beginning in 2010 Mr. White) the attainment of individual performance measures. For 2009, annual incentive awards to our President and Chief Executive Officer and to our Chief Financial Officer were based solely on Company-wide financial and strategic performance measures, while Mr. White's award was based 45% on Company-wide financial and strategic performance measures, 35% on financial and strategic performance measures related to our insurance operations, and 20% on individual performance measures. Each performance measure is stated as a threshold, target and maximum performance level, which, if achieved, results in payments of 50% to

150% of the component of the target award related to that performance measure component. If the threshold measure is not achieved, no amount is paid. For 2009, the following target award percentages were established for our executive officers: 100% for Mr. Byers and 50% for Messrs. Divita and White. For purposes of evaluating financial performance components, the Compensation Committee may adjust our results, as determined under accounting principles generally accepted in the United States of America ("GAAP"), for unusual, non-recurring or other items at the Compensation Committee's discretion. Achievement of an individual performance component is determined by the Compensation Committee, based in part upon the recommendation of Mr. Byers, which is made by him after discussion with Messrs. Divita and White.

Company-wide target financial and strategic performance objectives for 2009 were established in February 2009. These targets were as follows:

Measure	Threshold	Target	Maximum	Weight
Revenue	$178.0 million	$188.0 million	$198.0 million	10%
Operating earnings per diluted share	$3.50	$4.10	$4.70	50%
Return on average equity	8.0%	12%	16%	15%
Strategic measures	-	-	-	25%

Strategic measures included: maintaining financial strength; pursuing growth opportunities; focusing on Florida legislative and regulatory matters; maintaining strong organizational capabilities; and effective oversight of our investment portfolio.

Target financial and strategic performance objectives for 2009 (before intercompany allocations and adjustments) for our insurance operations were established in February 2009. These targets were as follows:

Measure	Threshold	Target	Maximum	Weight
Net premiums written	$142.0 million	$158.0 million	$174.0 million	20%
GAAP underwriting margin	$13.0 million	$20.0 million	$27.0 million	45%
Strategic measures	-	-	-	25%

Strategic measures included: maintaining financial strength; focusing on Florida legislative and regulatory matters; maintaining price adequacy; retaining market position and pursuing growth; expanding participation in the alternative risk market; effective claims management; and maintaining strong organizational capabilities.

As discussed above, 20 percent of Mr. White's 2009 bonus was based on an evaluation of his individual performance during the year. This was determined by the Compensation Committee based primarily on a subjective evaluation conducted by Mr. Byers of Mr. White's possession and exercise during the year of core competencies required for Mr. White's position and of Mr. White's success in assisting the Company to achieve the financial and strategic goals discussed above. Mr. Byers and the Compensation Committee evaluated Mr. White's competencies and his contribution to the achievement of our strategic and financial goals on an overall basis rather than on the basis of individual competencies or the achievement of specific goals. Mr. Byers and the Compensation Committee did, however, consider, in particular, the significant amount of time and effort devoted by Mr. White to the Company's affairs and the success of the Company in 2009. Based on this evaluation, the Compensation Committee determined that Mr. White both possessed and had exercised a high level of overall competency in his position during

2009 and had played an important role in the achievement of the Company's goals. As a result of this evaluation, the Compensation Committee determined that Mr. White's individual performance had entitled him to 140 percent of his 20 percent target bonus related to individual performance.

Long-Term Incentive Compensation. We make awards of long-term incentive compensation to our management, including our executive officers, under our Amended and Restated Omnibus Incentive Plan (the "Omnibus Incentive Plan"). These awards are designed to motivate our executives to create long-term shareholder value by linking executive compensation with gains realized by shareholders. In 2009, we made equity awards to our executive officers in the form of a combination of restricted stock and performance units.

In recent years we had included stock options as a significant portion of our equity awards. After in-depth discussions with Frederic Cook and management and an analysis of recent trends and relevant tax laws, the Compensation Committee determined that stock options were an expensive, unpredictable and relatively ineffective method of providing long-term incentives to our management employees. In addition, the Compensation Committee felt that multi-year performance unit awards would more closely align executive compensation with Company objectives. The Compensation Committee, in consultation with Frederic Cook, also felt that a combination of time-vested restricted stock and performance units, with more senior executives receiving a higher percentage of performance units than less senior executives, was appropriate.

After discussions with the members of the Strategic Planning Committee and management, the Compensation Committee established the following terms for the performance unit awards granted in 2009. Awards were made in units that entitle the holder to receive a payout of a number of shares of our Common Stock determined by multiplying the number of units by a Payout Percentage dependent upon our achievement of a performance goal during a two-year performance period ending December 31, 2010.

The following table sets forth the Threshold, Target and Maximum Performance Goals for the Performance Period and the Payout Percentages resulting from achievement of these Performance Goals:

Performance Goals:	The following levels of ROAE*:	Payout Percentage:
Less than Threshold	-	0%
Threshold	10.0%	50%
Target	12.0%	100%
Maximum	14.0%	150%
More than Maximum	-	150%

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*   "ROAE" means the average of our "return on average equity" for the calendar years 2009 and 2010, as adjusted as applicable for: the cumulative effect of accounting and tax changes; the impact of mergers and acquisitions; the effect of state-levied guaranty fund assessments to the extent not recovered; and costs and expenses accrued or incurred associated with merger and acquisition activities that do not ultimately result in a transaction.

As is the case with our EICP described above, the Compensation Committee believes that these performance goals are challenging and consistent with our strategic objectives. The Compensation Committee recognized that the structure of these awards might provide incentives to our executives to take certain actions that may not necessarily be in the Company's best interests, but the Compensation Committee does not believe that this risk is significant.

Generally, these performance unit awards vest at the end of the performance period; however, (i) a holder whose employment with the Company is terminated in the second year of the performance period or who retires before the end of the performance period is eligible for a pro rata payout; (ii) a holder who dies or becomes disabled becomes 100 percent vested in his or her award; and (iii) upon a Change in Control (as defined) a holder becomes 100 percent vested and eligible to receive an immediate payout (using a Payout Percentage equal to the greater of 100 percent or the Payout Percentage determined as though the Performance Period had ended on the last day of the calendar quarter immediately preceding the earlier of the first public announcement of the Change in Control Event or of the Company's entry into a definitive agreement with respect to the Change in Control Event, the Company's entry into a definitive agreement with respect to the Change in Control Event, or the date the Change in Control Event occurs).

The restricted stock awards made in 2009 have a three-year vesting period and no performance conditions.

In determining the number of shares of restricted stock and performance units to be granted, the Compensation Committee first decided upon the dollar value of awards to be granted, considering competitive and trend data and a recommendation by Frederic Cook. Next, the Compensation Committee granted awards with estimated values (determined in accordance with valuation procedures used by the Company in the preparation of its financial statements) approximately equal to these dollar values.

The Compensation Committee also considers the outstanding amount of equity awards made in prior years in setting the amount of equity incentive awards, both as an indicator of the degree to which the interests of our executives are already aligned with shareholders and also as an indicator of how much of an additional incentive will be provided by an additional award.

The following table sets forth the equity incentive awards discussed above granted to our executive officers in 2009, adjusted to reflect the 3-for-2 stock split on March 8, 2010:

	No. of Shares of Restricted Stock	No. of Performance Units	Total Estimated Grant-Date Value
Mr. Byers	7,231	21,697	$799,983
Mr. Divita	3,616	10,848	$399,992
Mr. White	3,616	10,848	$399,992

We take care to avoid questionable timing practices in connection with our equity incentive awards. Grants are initially considered by the Compensation Committee at its December meeting and are finalized and made at a special meeting held as early in January as practicable on a date set by the Compensation Committee at its December meeting. Except with respect to new hires, we do not make grants of equity incentive awards to our executives at other dates. If at the time of any planned equity incentive award grant date, we were aware of material non-public information, we would not make the planned award grant on that date but would reschedule the meeting of the Compensation Committee to an appropriate time. The Compensation Committee does not delegate any function related to equity incentive awards.

Post-Employment and Other Benefits

Retirement Benefits. Our overall compensation package for our executive officers also includes various retirement benefits, including participation in our Defined Benefit Plan, 401(k) Plan and Nonqualified Deferred Compensation Plan.

Generally, the benefits offered to participants in these plans are intended to provide retirement security and serve a different purpose than do the other components of compensation. We believe that providing our executive officers with an appropriate level of retirement benefits is an important factor in our ability to attract and retain key executives.

401(k) Plan. Our 401(k) Plan is a broad-based, non-discriminatory qualified plan that is designed to encourage our employees to save for their retirement. Our contributions to our employees, including our executive officers, under this plan are limited. Our 401(k) Plan has two components. The plan allows employees to contribute up to 100% of their compensation earned, subject to statutory limitations ($16,500 for 2009, $21,500 in the case of employees age 50 and over), during the plan year. We match 100% of an employee's contributions up to 2.5% of compensation (provided that compensation for this purpose is limited to $245,000 for 2009). In addition, we may make a discretionary contribution of up to 25% of each participant's compensation (with compensation limited to $245,000 for 2009 for this purpose, also) for the plan year. For 2009, we made a discretionary contribution of six percent of compensation, subject to the applicable statutory limitations. The total matching and discretionary contributions we made to the accounts of our executive officers with respect to 2009 were $20,825 each.

Retirement Plans. Our retirement plans for executive officers consist of our Defined Benefit Plan and Deferred Compensation Agreements. Our Defined Benefit Plan is a funded, tax qualified, noncontributory plan that covers the majority of our employees, including executive officers.

In addition, pursuant to the Deferred Compensation Agreements entered into in December 2008, in January 2009, in consideration of the relinquishment by our executive officers of their accrued and vested benefits under our former Excess Benefit Plan and Supplemental Executive Retirement Plan ("SERP"), we contributed to the accounts of our executive officers under our Deferred Compensation Plan (a defined contribution plan) the following amounts:

John R. Byers	$ 1,276,433
Charles Divita, III	$ 137,947
Robert E. White, Jr.	$ 535,430

In addition, the Deferred Compensation Agreements require the Company to make contributions to the accounts of Messrs. Byers, Divita and White in our Deferred Compensation Plan each year in an amount equal to a prescribed percentage of base salary. The table below shows for each person the percentage applicable to each year of employment and the amount contributed during 2009.

	Percentage of Base Salary	**2009 Amount**
John R. Byers	19% in 2009, increasing by 2.75 percentage points annually through 2018 and reverting to 19% in 2019 and later years	$142,880
Charles Divita, III	5.25%	$ 19,929
Robert E. White, Jr.	16.0%	$ 72,683

These one-time and annual contribution amounts were determined by the Compensation Committee in consultation with Frederic Cook and are intended to replace as nearly as possible the anticipated benefits the participants would have received under our Excess Benefit Plan or SERP and generally at an anticipated cost to the Company no greater than would have been anticipated under the terminated plans.

Also pursuant to the Deferred Compensation Agreements, we agreed to transfer cash equal to the amount of these contributions to the rabbi trust previously established with respect to the Deferred Compensation Plan. Contributions to the Deferred Compensation Plan made pursuant to the Deferred Compensation Agreements are credited to a Retirement Account under the Deferred Compensation Plan and are 100% vested at the time of contribution. All accounts under the Deferred Compensation Plan increase or decrease in accordance with investment elections made from time to time by the participants. Funds in the Retirement Accounts are to be paid out (in a lump sum or in up to ten installments) to the executive officers at the time of their separation from service with the Company.

For further information concerning our Defined Benefit Plan and our Deferred Compensation Agreements, see the *Pension Benefits* table below.

Nonqualified Deferred Compensation Plan. Our nonqualified Deferred Compensation Plan is offered to key employees, including our executive officers, selected by the Board of Directors. While we generally have not contributed to this plan (other than pursuant to the Deferred Compensation Agreements with Messrs. Byers, Divita and White) and thus historically have not considered this plan to be a part of our compensation program *per se*, we consider providing our executives the ability to manage their personal finances by deferring compensation into this plan to be an important benefit that we can afford with a low level of associated administrative cost. For further information concerning our Nonqualified Deferred Compensation Plan, see the *Nonqualified Deferred Compensation* table and accompanying narrative below.

Employment and Change in Control Severance Agreements. We have entered into employment and change in control severance agreements with our executive officers. These employment agreements are for three years in the case of Mr. Byers and two years in the cases of Messrs. Divita and White and provide for specified minimum levels of base salary, incentive compensation in accordance with our executive incentive compensation program, and such other benefits as we may provide to senior executives from time to time, including an automobile or automobile allowance and club dues. Severance under these employment agreements is provided if we terminate the executive's employment before the end of the term of employment for any reason other than cause (as defined) or if the executive terminates his employment within 90 days after we notify the executive that his agreement will not automatically be extended at the end of a year. Our change in control severance agreements with these executives provide change in control benefits on a so-called "double-trigger" basis. That is, severance benefits under these agreements are paid only if there is a change in control (as defined) of the Company and a termination of the executive's employment by his employer (or a constructive discharge) at the time of or within 36 months after the change in control or if termination of employment occurs prior to a change in control in contemplation of a potential change in control or occurs at the request of a third party in connection with a potential change in control.

These employment and change in control severance arrangements with our executive officers were entered into to assist us in attracting and retaining our executives as well as to help assure continuity of management.

Other Change in Control Benefits. Outstanding awards of restricted stock, performance units and stock options made under our Omnibus Incentive Plan vest immediately upon a change in control. We believe that utilizing so-called "single trigger" vesting of these awards can be a powerful retention device during change in control discussions and removes employee uncertainty after a change in control occurs.

Other Benefits. Executives, together with employees generally, may participate in our Employee Stock Purchase Plan. They also receive health and dental benefits, and life, short-term disability, and long-term disability insurance. Our executive officers also receive excess disability and life insurance coverage.

Our overall compensation plan for executives also includes certain perquisites, including, among other things, automobiles or automobile allowances and expense reimbursements and dues for approved social or country clubs, as provided by the employment agreements described above. In addition, we reimburse our executive officers for expenses of their spouses on company-related travel when appropriate. These perquisites are provided to assist us in attracting and retaining our executives.

Tax Considerations

Section 162(m) of the Code eliminates the tax deduction of any publicly held corporation for compensation to certain executives of such corporation exceeding $1,000,000 in any taxable year, unless the compensation qualifies as being performance-based within the meaning of Section 162(m). The increase in the trading price of our common stock in recent years resulted in a significant increase in the value of restricted stock awards (which do not qualify as performance-based) under our Omnibus Incentive Plan. As a result of these and other factors, Mr. Byers' non-performance based compensation for 2009 exceeded the $1,000,000 deductibility limit. Also, principally depending upon the value of restricted stock awards vesting in a particular future year, it is possible that Mr. Byers (and possibly other executive officers) could receive more than $1,000,000 of non-performance-based compensation in that year. The Compensation Committee has taken steps to mitigate the amount of executive compensation that might not be deductible under Section 162(m), including by adopting and obtaining shareholder approval of our 2008 Senior Executive Annual Incentive Plan.

Compensation Committee Report

We have reviewed and discussed with management the *Compensation Discussion and Analysis* contained in this Proxy Statement. Based on that review and those discussions, we recommended to the Board of Directors that such *Compensation Discussion and Analysis* be included in this Proxy Statement.

Compensation Committee
Report Submitted by:

Richard J. Bagby, M.D., Chairman
John K. Anderson, Jr.
John G. Rich
David M. Shapiro, M.D.

Summary Compensation Table

The following table sets forth information concerning the compensation paid by us to our executive officers for 2007, 2008 and 2009 for all services in all capacities during these years.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Stock Awards ($) [1]	Option Awards ($) [1]	Non-Equity Incentive Plan Compensation ($) [2]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) [3]	All Other Compen-sation ($) [4]	Total ($) [5]
John R. Byers	2009	752,000	799,983	—	917,440	33,861	201,092	2,704,376
President and	2008	723,000	732,705	—	896,520	660,046	54,187	3,066,458
Chief Executive Officer	2007	695,000	—	1,136,391	966,050	196,877	62,047	3,056,365
Charles Divita, III	2009	379,600	399,992	—	231,556	14,362	70,209	1,095,719
Chief Financial Officer	2008	365,000	366,330	—	226,300	147,881	51,838	1,157,349
	2007	335,000	183,346	183,186	232,825	9,069	59,672	1,003,098
Robert E. White, Jr.	2009	454,272	399,992	—	276,425	54,497	137,745	1,322,931
President,	2008	436,800	366,330	—	268,850	344,699	85,439	1,502,118
First Professionals	2007	420,000	183,346	183,186	278,460	98,552	98,437	1,261,981

(1) In accordance with new SEC disclosure rules, the amounts included in the "Stock Awards" and "Option Awards" columns represent the grant date fair value of equity awards in accordance with ASC Topic 718. For a discussion of valuation assumptions, see *Note 15, Share-Based Compensation Plans*, to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2009. Please see the *Grants of Plan-Based Awards* table for more information regarding the stock awards we granted in 2009.

(2) The amount shown for each named executive officer in the "Non-Equity Incentive Plan Compensation" column is attributable to an award under our EICP earned in the years shown, but paid in the succeeding year. Please see *Compensation Discussion and Analysis – Direct Compensation Program – Annual Incentive Award* and the *Grants of Plan-Based Awards* table below for more information regarding our EICP and the 2009 EICP awards and performance measures.

(3) The amount shown for each named executive officer in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column for 2007 is attributable to the change in actuarial present value of the accumulated benefit under our Defined Benefit Plan and our Excess Benefit Plan or SERP, as applicable, at the end of the year shown, as compared to the end of the previous year. For 2008, the amount shown is attributable to the change in actuarial present value of the accumulated benefit under our Defined Benefit Plan, plus the excess of the amount of the initial contributions made to the named executive officer's account under our Nonqualified Deferred Compensation Plan pursuant to the Deferred Compensation Agreements effective December 31, 2008 over the actuarial present value of the executives' benefit at December 31, 2007 under our Excess Benefit Plan or SERP, as applicable. For 2009, the amount shown is attributable to the change in actuarial present value of the accumulated benefit under our Defined Benefit Plan. See the *Pension Benefits* and *Nonqualifed Deferred Compensation* tables below and accompanying narrative.

(4)   The amounts shown in the "All Other Compensation" column are attributable to the following:

Name	Year	Company Contributions to Retirement Plans (a)	Insurance Premiums (b)	Perquisites and Other Personal Benefits (c)	Total
Mr. Byers	2009	$163,705	$ 8,673	$ 28,714	$201,092
Mr. Divita	2009	$ 40,754	$ 5,727	$ 23,728	$ 70,209
Mr. White	2009	$ 93,508	$ 8,788	$ 35,449	$137,745

(a)   Matching and profit-sharing contributions made by us to the executive's account under our 401(k) Plan and contributions to the executive officer's account under our Deferred Compensation Plan pursuant to Deferred Compensation Agreements.

(b)   Premiums paid by us for executive disability, life, accidental death, and emergency medical insurance.

(c)   Perquisites included: participation in our executive automobile program; social club dues; and for Mr. White, expenses of his spouse during company-related travel. No individual perquisite exceeded $25,000.

(5)   The amount shown in the "Total" compensation column for each named executive officer represents the sum of all columns of the Summary Compensation Table.

Employment and Severance Agreements

We have entered into an employment agreement with Mr. Byers providing for a minimum annual salary and the opportunity for annual salary increases, incentive compensation, and other compensation and perquisites as approved by the Board of Directors. Under the agreement, Mr. Byers' minimum annual salary for 2009 was $752,000, which may be increased at the discretion of the Board of Directors. The agreement is for a term of three years and is extended automatically for an additional year unless the Board of Directors before the end of a year notifies Mr. Byers that the agreement will not be so extended. The term currently continues through December 31, 2012. We have also entered into employment agreements with Messrs. Divita and White providing for a minimum annual salary and the opportunity for annual salary increases, incentive compensation and other compensation and perquisites as approved by the Board of Directors. Under these agreements, Mr. Divita's minimum annual salary for 2009 was $379,600 and that of Mr. White was $454,272, each of which may be increased at the discretion of the Board of Directors. The agreements are for a term of two years and are extended automatically for an additional year unless the Board of Directors notifies Messrs. Divita or White that the agreement will not be so extended before the end of each year. The terms currently continue through December 31, 2011. See *Potential Payments Upon Termination or Change in Control* below for a description of the provisions of these employment agreements applicable upon termination of the executive officers' employment.

For a description of severance arrangements we have entered into with our executive officers, see *Potential Payments Upon Termination or Change in Control* below.

Grants of Plan-Based Awards

The following table contains information concerning cash and equity incentive compensation awards during 2009 to our executive officers under our equity incentive and other plans. Share amounts have been adjusted to reflect 3-for-2 stock split on March 8, 2010.

Grants of Plan-Based Awards
During the Year Ended December 31, 2009

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1) Threshold ($)	Target ($)	Maximum ($)	Estimated Future Payouts Under Equity Incentive Plan Awards (2) Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock or Units (#) (3)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards (4)
John R. Byers	1/5/2009	—	—	—	10,848	21,697	32,545	7,231	—	—	799,983
	—	376,000	752,000	1,128,000	—	—	—	—	—	—	—
Charles Divita, III	1/5/2009	—	—	—	5,424	10,848	16,272	3,616	—	—	399,992
	—	94,900	189,800	284,700	—	—	—	—	—	—	—
Robert E. White, Jr.	1/5/2009	—	—	—	5,424	10,848	16,272	3,616	—	—	399,992
	—	113,568	227,136	340,704	—	—	—	—	—	—	—

(1) The amounts shown reflect grants of 2009 EICP awards. In December 2008, our Compensation Committee established target EICP awards, expressed as a percentage of the executive's 2009 base salary, and individual, company, and subsidiary performance measures for the purpose of determining the amount paid out under the EICP for each executive officer for the year ended December 31, 2009. The amount shown in the "target" column represents the target percentage of each executive officer's 2009 base salary. For 2009, the target percentages were: 100% for Mr. Byers; and 50% for Messrs. Divita and White. The amount shown in the "maximum" column represents the maximum amount payable under the EICP, which is 150% of the target amount shown. The amount shown in the "threshold" column represents the amount payable under the EICP if only the minimum level of company performance of the EICP is attained, which is 50% of the target amount shown. Please see *Compensation Discussion and Analysis – Direct Compensation Program – Annual Incentive Award* for more information regarding our EICP and the 2009 EICP awards and performance measures.

(2) The "Estimated Future Payouts Under Equity Incentive Plan Awards" column shows the range of shares that may be earned in respect of performance units granted under our Omnibus Incentive Plan in 2009 for the two-year performance period covering fiscal years 2009 and 2010. The number of shares that will be earned by each named executive will range from 0% to a maximum of 150% of the target number of shares and will be based upon the achievement of two-year cumulative Return on Average Equity, as adjusted, for the fiscal 2009-2010 period. The threshold level for a payout is 50% of the target performance goal. For additional information related to the performance measure and other terms of these performance units, see the *Compensation Discussion and Analysis* above.

(3) The amounts shown reflect the number of shares of restricted stock received pursuant to awards granted under our Omnibus Incentive Plan, adjusted to reflect 3-for-2 stock split on March 8, 2010. The restrictions on one-third of such shares lapse on each of the first three anniversaries of the date of grant. The restrictions on all shares will lapse if the executive officer's employment terminates as a result of death or disability, or if there is a change in control. Please see *Compensation Discussion and Analysis* above for more information regarding these awards of restricted stock.

(4) The amounts included in the "Fair Value of Awards" column represent the full grant date fair value of the awards computed in accordance with ASC Topic 718. For a discussion of valuation assumptions, see *Note 15, Share-Based Compensation Plans*, to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2009.

Outstanding Equity Awards

The following table contains information regarding awards under our equity incentive and other plans held at December 31, 2009, by our executive officers, adjusted to reflect 3-for-2 stock split on March 8, 2010.

Outstanding Equity Awards at December 31, 2009

Name	Option Awards				Stock Awards			
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested [1] ($)	Equity Incentive Plan Awards; Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards; Market or Payout Value of Unearned Shares, that Have Not Vested [1] ($)
John R. Byers	3,064	—	$ 15.37	12/12/13	28,986 [3]	746,303	21,697 [4]	558,633 [4]
	22,500	—	$ 20.25	01/20/15	4,104 [5]	105,666	—	—
	17,547	—	$ 23.51	01/06/16	7,231 [6]	186,177	—	—
	54,448	27,223 [2]	$ 26.25	01/08/17	—	—	—	—
Charles Divita, III	12,603	—	$ 15.37	12/12/13	2,052 [5]	52,833	10,848 [4]	279,303 [4]
	5,625	—	$ 20.25	01/20/15	2,328 [7]	59,939	—	—
	8,773	—	$ 23.51	01/06/16	3,616 [6]	93,101	—	—
	8,776	4,389 [2]	$ 26.25	01/08/17	—	—	—	—
Robert E. White, Jr.	10,584	—	$ 15.37	12/12/13	2,052 [5]	52,833	7,232 [4]	279,303 [4]
	11,250	—	$ 20.25	01/20/15	2,328 [7]	59,939	—	—
	8,773	—	$ 23.51	01/06/16	3,616 [6]	93,101	—	—
	8,776	2,926 [2]	$ 26.25	01/08/17	—	—	—	—

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(1) Market value is based on the closing price of our common stock on December 31, 2009 ($25.747), as reported by Nasdaq, adjusted to reflect 3-for-2 stock split on March 8, 2010.

(2) This option will become exercisable on January 8, 2010.

(3) Restricted stock that vests in equal amounts on January 26 of each of 2010 and 2012.

(4) The period of performance unit awards is January 1, 2009 to December 31, 2010. Number of unearned shares is based on achievement of 100 percent of the performance target. Market value is based on the closing price of our common stock as of December 31, 2009 ($25.747), as reported by Nasdaq, as adjusted to reflect 3-for-2 stock split on March 8, 2010.

(5) Restricted stock that vests in equal amounts on January 4 of each of 2010 and 2011.

(6) Restricted stock that vests in equal amounts on January 5, 2010, 2011 and 2012.

(7) Restricted stock that vests on January 8, 2010.

Option Exercises and Stock Vested

The following table contains information regarding exercises of stock options and vesting of awards of restricted stock under our equity incentive and other plans during 2009 by our executive officers adjusted to reflect 3-for-2 stock split on March 8, 2010.

Option Exercises and Stock Vested
During the Year Ended December 31, 2009

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
John R. Byers	20,641	415,995.03	2,053	59,619.95
	750	19,000.00	3,440	97,498.36
	60,142	1,107,624.38		
	14,858	309,036.00		
	5,241	96,521.75		
	3,000	44,650.00		
	52,479	921,006.45		
	36,192	547,705.60		
	34,050	309,855.00		
	18,835	175,170.15		
	1,500	36,260.00		
	1,500	36,630.00		
Charles Divita, III	1,165	23,177.91	1,026	29,788.20
	2,247	20,342.84	1,721	48,770.44
			2,328	65,199.52
Robert E. White, Jr.			1,026	29,788.20
			1,721	48,770.44
			2,328	65,199.52

Pension Benefits

The following table contains information regarding our plans that provide for payments or other benefits at, following, or in connection with retirement of our executive officers.

Pension Benefits

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit [1] ($)	Payments During Last Fiscal Year ($)
John R. Byers	Defined Benefit Plan	10.75	196,444	—
Charles Divita, III	Defined Benefit Plan	9.75	81,208	—
Robert E. White, Jr.	Defined Benefit Plan	9.75	294,532	—

_____

[1] For the assumptions used in calculating the present value of accumulated benefits, see *Note 16, Employee Benefits Plans*, to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2009.

Our Defined Benefit Plan provides for payments to participants of benefits following, or in connection with, retirement. We also maintain our Nonqualified Deferred Compensation Plan, which is discussed below under the heading *Nonqualified Deferred Compensation*.

Our Defined Benefit Plan is a funded, tax-qualified, noncontributory plan that covers the majority of our employees, including executive officers. Under the Defined Benefit Plan, eligible employees, including employees who are executive officers, are entitled to receive a pension benefit based upon their years of service and their Average Compensation. The term "Average Compensation" is generally defined to be the average of the employee's earnings, including base salary, annual incentive awards and other cash amounts, for the highest five consecutive calendar years during an employee's last ten years of employment, subject to applicable limitations provided by law. For 2009, the applicable limitation on compensation was $245,000. The normal annual retirement benefit provided under the Defined Benefit Plan (if a participant retires at or after the later of achieving age 65 or five years after the participant commenced participation in the plan) is generally .075 percent of each employee's Average Compensation not in excess of the applicable covered amount, plus 1.4 percent of each employee's Average Compensation in excess of the applicable covered compensation, for each year of service, up to 15. In lieu of his normal annual retirement benefit, a participant who has attained age 60 and has completed at least 10 years of eligible service may generally elect to receive a monthly benefit equal to his accrued benefit as of the retirement date, reduced by 6-2/3% for each year or portion thereof that the participant's early retirement date precedes his normal retirement date. Furthermore, if a married plan participant dies during his period of employment and is otherwise vested in benefits under the plan, his or her spouse will generally be entitled to receive the participant's benefit under the plan. The covered compensation is derived from the 1988 social security tables and depends upon each individual's year of birth. For 2009, the maximum benefit was $195,000. Eligible employees become vested in their pension benefits as they complete years of service in the employ of the Company or its subsidiaries, and are fully vested after five years of service with the Company and its subsidiaries. Unless the participant elects an alternative form of payment pursuant to the terms of the plan, benefits payable under the plan are paid, for single participants, in the form of a monthly straight-life annuity that terminates upon the death of the participant and, for married participants, in the form of a 50% joint and survivor annuity that terminates upon the death of the participant and his or her spouse. Each of our executive officers participates in the Defined Benefit Plan

Nonqualified Deferred Compensation

The following table contains information regarding participation by our executive officers in our Nonqualified Deferred Compensation Plan during 2009.

Nonqualified Deferred Compensation
During the Year Ended December 31, 2009

Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year [1] ($)	Aggregate Earnings in Last Fiscal Year ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year ($)
John R. Byers	—	142,880	34,104	—	1,488,931
Charles Divita, III	22,630	19,929	26,997	—	253,509
Robert E. White, Jr.	—	72,683	2,951	—	611,064

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(1)   Consists of the mandatory contributions made pursuant to the Deferred Compensation Agreements discussed below.

Our Nonqualified Deferred Compensation Plan is offered to key employees selected by the Board of Directors. During 2009, each member of our Board of Directors and Messrs. Divita and White and certain other members of our management team were offered the opportunity to participate in this plan. Under this plan, prior to the commencement of a calendar year, each participant may make an irrevocable election to defer all or a portion of his or her cash compensation for the subsequent year or years. In addition, we, at the discretion of the Board of Directors, may match amounts deferred by participants and may also make discretionary incentive awards to participants.

Effective December 31, 2008, we entered into Deferred Compensation Agreements with Messrs. Byers, Divita and White to replace the benefits previously provided to these employees by our terminated Excess Benefit Plan and SERP. Among other things, the Deferred Compensation Agreements require annual contributions to the accounts of Messrs. Byers, Divita and White under our Deferred Compensation Plan. For more information concerning the terms of the Deferred Compensation Agreements, see *Compensation Discussion and Analysis* above.

Amounts deferred by or awarded to a participant may be invested in investment alternatives similar to those available under our 401(k) Plan. Participants' account balances generally will be paid, as adjusted for investment gains or losses, following termination of employment or Board membership, as the case may be, or at such other times as participants may elect in accordance with the terms of this plan. During 2009, we did not make any matching or discretionary contributions to this plan.

Potential Payments Upon Termination or Change in Control

Employment Agreements. We have entered into employment agreements with our executive officers that provide that if these agreements are not extended by the end of any year, the affected executive officer may terminate his employment by providing at least 90 days' written notice of such termination. Upon such termination, or upon termination of employment by us without cause, the executive officer would continue to receive his annual salary and benefits for the remaining term of the employment agreement or until the executive directly or indirectly engages in or acts as an employee or consultant for any trade or occupation that is in competition with us. The executive officers may also terminate their employment in the event of a constructive discharge and continue to receive annual salary and benefits for the remaining term of the employment agreement. In the case of Mr. Byers, in the event that payments or benefits under the agreement are subject to the excise tax imposed by Section 4999 of the Code or any interest, penalty or addition to tax with respect to such excise tax, the agreement provides for cash gross up payments intended to put him in the same position as though no excise tax, penalty or interest had been imposed upon or incurred as a result of any payment or benefits.

Change in Control Severance Agreements. We have also entered into change in control severance agreements with certain members of our management, including our executive officers, which provide that if the employment of an executive officer is terminated by us for any reason other than cause, death or disability, or by that executive officer for good reason either during the three-year coverage period (as defined) after a change of control of the Company or in contemplation of a change in control, we will pay severance in a lump sum cash amount equal to three times, in the case of Mr. Byers, or two times, in the case of Messrs. Divita or White, the sum of the affected executive officer's (i) annual salary and (ii) the greater of the target incentive award opportunity for the current calendar year or the average of the annual incentive awards for the three prior calendar years. In addition, the affected executive officer's stock options, restricted stock and other long-term incentives would immediately vest, and the executive officer would receive benefits for a two-year period. In the case of Mr. Byers, in the event that payments or benefits under the severance agreement are subject to the excise tax imposed by Section 4999 of the Code or any interest, penalty or addition to tax with respect to such excise tax, the severance agreement provides for cash gross up payments intended to put him in the same position as though no excise tax, penalty or interest had been imposed upon or incurred as a result of any payment or benefits.

Involuntary Termination of Employment. The tables below summarize the executive benefits and payments due to each of our executive officers upon termination by us of his employment for any reason other than cause, disability, or death, or if the executive officer terminates his employment for good reason (i) not in connection with a change in control and (ii) in connection with a change in control. The tables do not include benefits under our retirement plans (see the *Pension Benefits* and *Nonqualified Deferred Compensation* tables above and the related discussion) and assume that termination occurred on December 31, 2009.

34

Mr. Byers:

Executive Benefits and Payments upon Termination	Not in connection with change in control	In connection with a change of control
Base salary [1]	$ 1,549,120 [2]	$ 2,323,680 [3]
Continuation of benefits	602,616 [4]	602,616 [5]
Value of stock options, performance units and restricted stock	—	1,596,782 [6]
Cash award under Annual Incentive Plan	— [7]	2,758,610 [8]
Tax gross-up	—	1,749,391 [9]
Total	$ 2,151,736	$ 9,031,079

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(1)   Assumes annual salary effective January 1, 2010.

(2)   Under Mr. Byers' employment agreement, Mr. Byers would receive continuation of annual salary for the remaining term of his employment. This would be for two years, assuming Mr. Byers' employment was terminated on December 31, 2009.

(3)   Under Mr. Byers' change in control severance agreement, Mr. Byers would receive a lump sum payment equal to three times his base salary then in effect.

(4)   As provided under Mr. Byers' employment agreement, Mr. Byers would receive continuation of, or payment of cost of, benefits for the remaining two-year term of employment, assuming Mr. Byers' employment was terminated on December 31, 2009. These benefits ("benefits") include life, health and disability insurance; benefits under our Defined Benefit Plan and Deferred Compensation Agreement; employer contributions to our 401(k) Plan; and perquisites.

(5)   Under Mr. Byers' change in control severance agreement, he would receive continuation of, or payment of the cost of, "benefits" for 24 months.

(6)   As provided in our Omnibus Incentive Plan, in the case of stock options, this sum includes "in-the-money" amount (based on the closing price of our common stock) of all previously unexercisable options at December 31, 2009. In the case of restricted stock, this sum includes the number of previously unvested shares multiplied by the closing price of our common stock on December 31, 2009. In the case of performance units, this sum includes the number of shares to be paid out assuming achievement of target performance multiplied by the closing price of our common stock on December 31, 2009.

(7)   Payment of any annual incentive award would be at the discretion of the Compensation Committee.

(8)   As provided under Mr. Byers' change in control severance agreement, Mr. Byers would receive a lump sum payment of three times the greater of his target award for the current year or the average annual award for the three prior years. The amount shown is three times Mr. Byers' 2010 target award.

(9)   Upon a change in control of the Company, Mr. Byers may be subject to certain excise taxes pursuant to Section 4999 of the Code. We have agreed to reimburse Mr. Byers for all excise taxes that are imposed on him under Section 4999 and any income and excise taxes that are payable by him as a result of any reimbursements for Section 4999 excise taxes. The calculation of the Section 4999 gross-up amount in the above tables is based upon a Section 4999 excise tax rate of 20%, a 35% federal income tax rate, and a 1.45% Medicare tax rate.

Mr. Divita:

Executive Benefits and Payments upon Termination	Not in connection with change in control		In connection with a change of control	
Base salary [1]	$	416,667 [2]	$	833,334 [3]
Continuation of benefits		110,853 [4]		230,408 [5]
Value of stock options, performance units and restricted stock		—		485,183 [6]
Cash award under Annual Incentive Plan		— [7]		456,853 [8]
Total	$	527,520	$	2,005,778

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(1)   Assumes annual salary effective January 1, 2010.

(2)   Under Mr. Divita's employment agreement, Mr. Divita would receive continuation of annual salary for the remaining term of his employment. This would be for one year, assuming Mr. Divita's employment was terminated on December 31, 2009.

(3)   Under Mr. Divita's change in control severance agreement, Mr. Divita would receive a lump sum payment equal to two times his base salary then in effect.

(4)   As provided under Mr. Divita's employment agreement, Mr. Divita would receive continuation of, or payment of the cost of, benefits for the remaining one year term of employment, assuming Mr. Divita's employment was terminated on December 31, 2009.

(5)   Under Mr. Divita's change in control severance agreement, he would receive continuation of, or payment of the cost of, "benefits" for 24 months.

(6)   As provided in our Omnibus Incentive Plan, in the case of stock options, this sum includes "in-the-money" amount (based on the closing price of our common stock) of all previously unexercisable options at December 31, 2009. In the case of restricted stock, this sum includes the number of previously unvested shares multiplied by the closing price of our common stock on December 31, 2009. In the case of performance units, includes the number of shares to be paid out assuming achievement of target performance multiplied by the closing price of our common stock on December 31, 2009.

(7)   Payment of any annual incentive award would be at the discretion of the Compensation Committee.

(8)   As provided under Mr. Divita's change in control severance agreement, Mr. Divita would receive a lump sum payment of two times the greater of his target award for the current year or the average annual award for the three prior years. The amount shown is two times Mr. Divita's 2010 target award.

Mr. White:

Executive Benefits and Payments upon Termination	Not in connection with change in control		In connection with a change of control	
Base salary [1]	$	467,900 [2]	$	935,800 [3]
Continuation of benefits		214,724 [4]		443,612 [5]
Value of stock options, performance units and restricted stock		—		485,183 [6]
Cash award under Annual Incentive Plan		— [7]		547,509 [8]
Total	$	682,624	$	2,412,104

[1] Assumes annual salary effective January 1, 2010.

[2] Under Mr. White's employment agreement, Mr. White would receive continuation of annual salary for the remaining term of his employment. This would be for one year, assuming Mr. White's employment was terminated on December 31, 2009.

[3] Under Mr. White's change in control severance agreement, Mr. White would receive a lump sum payment equal to two times his base salary then in effect.

[4] As provided under Mr. White's employment agreement, Mr. White would receive continuation of, or payment of the cost of, benefits for the remaining one year term of employment, assuming Mr. White's employment was terminated on December 31, 2009.

[5] Under Mr. White's change in control severance agreement, he would receive continuation of, or payment of the cost of, "benefits" for 24 months.

[6] As provided in our Omnibus Incentive Plan, in the case of stock options, this sum includes "in-the-money" amount (based on the closing price of our common stock) of all previously unexercisable options at December 31, 2009. In the case of restricted stock, this sum includes the number of previously unvested shares multiplied by the closing price of our common stock on December 31, 2009. In the case of performance units, includes number of shares to be paid out assuming achievement of target performance multiplied by the closing price of our common stock on December 31, 2009.

[7] Payment of any annual incentive award would be at the discretion of the Compensation Committee.

[8] As provided under Mr. White's change in control severance agreement, Mr. White would receive a lump sum payment of two times the greater of his target award for the current year or the average annual award for the three prior years. The amount shown is two times Mr. White's 2010 target award.

Death or Disability. In the event of Mr. Byers' death, Mr. Byers' surviving spouse would be eligible to receive a death benefit under our Defined Benefit Plan. Mr. Byers' beneficiary would also receive the $3,400,000 proceeds of executive life insurance policies paid for by us. In addition, the shares of restricted stock held by Mr. Byers (with an aggregate market value of $1,038,144 at December 31, 2009) would vest upon his death. In addition, performance units held by Mr. Byers (with an aggregate market value of $558,638 (based on target payout) at December 31, 2009) would vest upon his death.

In the event of Mr. Byers' disability, Mr. Byers would receive $236,400 per year under a disability insurance policy paid for by us. In addition, the shares of restricted stock held by Mr. Byers (with an aggregate market value of $1,038,144 at December 31, 2009) would vest upon his disability. In addition, performance units held by Mr. Byers (with an aggregate market value of $558,638 (based on target payout) at December 31, 2009) would vest upon his disability.

In the event of the death of either Messrs. Divita or White, their surviving spouses would be eligible to receive a death benefit under our Defined Benefit Plan. Their beneficiaries would also receive the proceeds ($600,000 in the case of Mr. Divita and $1,450,000 in the case of Mr. White) of executive life insurance policies paid for by us. In addition, the shares of restricted stock held by Messrs. Divita and White (with an aggregate market value each of $205,883 at December 31, 2009) would vest upon their death. In addition, performance units held by each of Messrs. Divita and White (with an aggregate market value each of $279,300 at December 31, 2009) would vest upon their death.

In the event of disability of either Messrs. Divita or White, they would receive benefits ($240,000 per year in the case of Mr. Divita and $186,696 in the case of Mr. White) under disability insurance policies paid for by us. In addition, the shares of restricted stock held by Messrs. Divita and White (with an aggregate market value each of $205,883 at December 31, 2009) would vest upon their disability. In addition, performance units held by each of Messrs. Divita and White (with an aggregate market value each of $279,300 at December 31, 2009) would vest upon their disability.

Payment of any amount under our Senior Executive Annual Incentive Plan in the event of their death or disability would be in the discretion of the Compensation Committee.

Other Change in Control Benefits. Outstanding awards of restricted stock, performance units or stock options made under our Omnibus Incentive Plan vest immediately upon a change in control, regardless of whether an executive's employment is terminated. At December 31, 2009, the value of shares of unvested restricted stock, performance units (valued assuming a 100 percent payout percentage) and unexercisable stock options was: $1,596,782 for Mr. Byers; $485,183 for Mr. Divita; and $485,183 for Mr. White.

Equity Compensation Plan Information

Under our equity compensation plans, we may grant incentive stock options, nonqualified stock options and restricted stock to individuals. The number of securities remaining available for future issuance under equity compensation plans includes stock option and restricted stock grants. Information concerning our securities authorized for issuance under equity compensation plans as of December 31, 2009 (adjusted for 3-for-2 stock split on March 8, 2010) is provided below.

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Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights		Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights [(1)]	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)		(b)	(c)
Equity compensation plans approved by shareholders	507,132	$	17.21	1,338,468
Equity compensation plans not approved by security holders	—		—	—
Total	507,132	$	17.21	1,338,468

(1) Under our equity compensation plans, we have granted shares in the form of restricted stock awards, including performance-based awards. As of December 31, 2009, there were 155,022 issued and outstanding shares of such awards under these plans. Because there is no exercise price associated with restricted share awards, which are granted to employees and directors at no cost, such shares are not included in the weighted average exercise price calculation.

Compensation Committee Interlocks and Insider Participation

During 2009, none of our executive officers served as a director of, or as a member of the compensation or equivalent committee of, any other entity, one of whose executive officers served on our Compensation Committee or otherwise as a member of the Board of Directors.

Beneficial Ownership of Our Common Stock

Principal Shareholders

The following table sets forth certain information with respect to the only persons known to us that beneficially owned more than five percent of the outstanding shares of our common stock as of March 9, 2010.

Name of Beneficial Owner	Shares Beneficially Owned	Percentage of Ownership
Dimensional Fund Advisors LP [1] Palisades West, Building One 6300 Bee Cave Road Austin, Texas 78746	1,196,721	11.76%
Blackrock, Inc.[2] 40 East 52nd Street New York, New York 10022	706,756	6.94%
The Vangard Group,Inc.[3] 40 East 52nd Street New York, New York 10022	525,711	5.16%

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(1) As reported on a Statement on Schedule 13G/A filed with the SEC on February 8, 2010, Dimensional Fund Advisors LP and its subsidiaries ("Dimensional") possess sole power to vote or to direct the vote of 1,186,221 shares and to dispose or to direct the disposition of all of these shares. All shares reported are owned by advisory clients of Dimensional, no one of which, to the knowledge of Dimensional, owns more than five percent of the class. Dimensional disclaims beneficial ownership of such shares.

(2) As reported on a Statement on 13G filed with the SEC on January 29, 2010, Blackrock, Inc. and its subsidiaries possess sole power to vote or direct the vote and to dispose or direct the disposition of these shares.

(3) As reported on a Statement on Schedule 13G filed with the SEC on February 8, 2010, The Vangard Group, Inc. possesses shared power to vote or to direct the vote and to dispose or direct the disposition of 13,987 shares and sole power to vote or direct the vote and to dispose or direct the disposition of 511,723 shares.

Beneficial Ownership by Directors and Executive Officers

The following table sets forth as of March 9, 2010, the beneficial ownership of our common stock by each of our directors, by each of our executive officers serving as such on December 31, 2009, and all of our directors and executive officers as a group.

Name of Beneficial Owner	Shares Beneficially Owned[1]	Percentage of Ownership[2]
John K. Anderson, Jr. [3], [4]	53,700	*
Richard J. Bagby, M.D.[3], [5]	38,662	*
Robert O. Baratta, M.D. [3], [6]	84,937	*
John R. Byers [7]	220,277	2.1 %
M. C. Harden, III [3]	61,200	*
Kenneth M. Kirschner [3], [8]	39,000	*
Terence P. McCoy, M.D.[3], [9]	61,069	*
John G. Rich [3]	1,780	*
Joan D. Ruffier [3]	47,850	*
David M. Shapiro, M.D.[3]	45,750	*
Charles Divita, III [10]	83,386	*
Robert E. White, Jr. [11]	144,490	1.4 %
All directors and executive officers as of a group (12 persons) [12]	882,101	8.7 %

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*   Less than 1.0% of the total outstanding shares of our common stock.

(1)   Shares beneficially owned include unvested restricted shares.

(2)   Based on an aggregate of (i) the number of shares of our common stock outstanding at March 9, 2010 and (ii) options held by the person shown that are exercisable as of March 9, 2009, or that are exercisable within 60 days of March 9, 2010.

(3)   Includes shares that may be acquired upon exercise of vested nonqualified options, as follows:

Mr. Anderson	37,500	Dr. McCoy	22,500
Dr. Bagby	7,500	Mr. Rich	—
Dr. Baratta	—	Ms. Ruffier	30,000
Mr. Harden	37,500	Dr. Shapiro	37,500
Mr. Kirschner	30,000		

(4)   Includes 6,000 shares held by a trust of which Mr. Anderson is the sole trustee.

(5)   Includes 7,762 shares held for Dr. Bagby's grandson.

(6)   Includes 48,243 shares pledged to secure certain indebtedness.

(7)   Includes (i) 143,257 shares that may be acquired upon the exercise of exercisable options and (ii) 14,493 shares of unvested restricted stock, which will vest on January 26, 2012.

(8)   Includes 7,500 shares pledged in a brokerage margin account.

(9)   Excludes 15,300 shares held in trust for Dr. McCoy's son as to which Dr. McCoy disclaims beneficial ownership.

(10)   Includes 49,404 shares that may be acquired upon exercise of exercisable options. Includes 20,728 shares pledged in a brokerage margin account.

(11)   Includes 53,010 shares that may be acquired upon exercise of exercisable options.

(12)   Includes an aggregate of 448,171 shares that may be acquired upon the exercise of exercisable options. Excludes 15,300 shares held by or on behalf of family members as to which beneficial ownership is disclaimed. Includes an aggregate of 76,471 shares pledged to secure indebtedness and in brokerage margin accounts.

Section 16(a)
Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act and related regulations require executive officers, directors and persons who beneficially own more than 10% of the outstanding shares of our common stock:

- to file reports of their ownership and changes in ownership of common stock with the SEC and Nasdaq; and
- to furnish us with copies of the reports.

Based solely on written representations from certain persons and on our review of the reports filed, we believe that all filing requirements have been timely met during 2009, except that Mr. Harden filed a late report on Form 4 with respect to the assignment of 1,000 shares of vested restricted stock to a revocable trust controlled by him.

Certain Relationships and Related Transactions

M. C. Harden, III, a director of the Company, is also chairman of the board and chief executive officer and a majority shareholder of Harden & Associates, an insurance broker and risk management and employee benefits consultant located in Jacksonville, Florida. Harden & Associates acts as an agent for First Professionals and Anesthesiologists Professional Assurance Company. Harden & Associates earned approximately $440,000 of commission income from us during 2009 as a result of this agency relationship. Harden & Associates also acts as a broker for us in the procurement of various business insurance coverages. Harden & Associates earned approximately $64,000 during 2009 as a result of its brokerage relationship with us.

We paid a law firm located in Jacksonville, Florida, of which Kenneth M. Kirschner, Chairman of our Board of Directors, is counsel, approximately $450,000 in 2009.

We paid a law firm located in South Florida, of which Edwin Mortell, III, a son-in-law of Robert O. Baratta, M.D., Immediate Past Chairman of our Board of Directors, is a shareholder, approximately $420,000 in 2009.

Policies and Procedures Relating to Transactions with Related Persons

Transactions with related persons are reviewed, approved or ratified in accordance with the policies and procedures set forth in our Code of Conduct and employee handbook, the procedures described below with respect to director and officer questionnaires, and the other procedures described below.

Our Code of Conduct and employee handbook provide that conflicts of interest are prohibited as a matter of Company policy, except when reported to and approved by our Board. Any employee, officer or director who becomes aware of a conflict or potential conflict is required to bring the matter to the attention of a supervisor, manager or other appropriate personnel. A conflict of interest exists when an individual's personal interest, or that of a family member or other related party, is adverse to or otherwise in conflict with the interests of the Company. Our Code of Conduct and employee handbook set forth several examples of conflicts of interest, including:

42

- engaging in business in competition with the Company;

- executive officers' serving on the boards of directors of other entities without approval of our Board;

- having an interest in a company that transacts business with the Company;

- providing or receiving special treatment to or from persons conducting business with the Company; or

- giving or receiving gifts in excess of Company guidelines.

Each year we require all our directors, nominees for director and our executive officers to complete and sign a questionnaire in connection with the solicitation of proxies for use at our annual shareholders meeting. The purpose of the questionnaire is to obtain information, including information regarding transactions with related persons, for inclusion in our proxy statement or annual report.

In addition, we annually review SEC filings made by beneficial owners of more than five percent of our common stock to determine whether information relating to transactions with such persons needs to be included in our proxy statement or annual report.

Proposal 2
Ratification of Appointment of
Independent Registered Certified Public Accounting Firm

Our Board of Directors has appointed PricewaterhouseCoopers LLP ("PricewaterhouseCoopers") to act as our independent registered certified public accounting firm ("Independent Accounting Firm") for 2010, subject to satisfactory completion of fee negotiations later in 2010. PricewaterhouseCoopers was initially appointed and has served as our Independent Accounting Firm since 2000. Representatives of PricewaterhouseCoopers are expected to be present at the annual meeting and will be available to respond to appropriate questions and will have the opportunity to make a statement, if they desire.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE **FOR** THE RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS THE COMPANY'S INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM FOR **2010.**

Principal Accountant Fees and Services

Aggregate fees for professional services rendered for us by PricewaterhouseCoopers for the years ended December 31, 2009 and 2008, were:

	2009	2009 Percentage of Total Fees	2008	2008 Percentage of Total Fees
Audit Fees	$ 1,375,477	86%	$ 1,055,387	89%
Audit-Related Fees	91,095	6%	—	—
Tax Fees	121,194	8%	121,360	10%
All Other Fees	7,500	0%	7,500	1%
Total Fees	$ 1,595,266	100%	$ 1,184,247	100%

Audit Fees for the years ended December 31, 2009 and 2008, respectively, were for professional services rendered for the audits of our consolidated financial statements and subsidiary audits, including internal control reviews, statutory audits, consents and assistance with review of periodic reports and other documents filed with the SEC, including registration statements. PricewaterhouseCoopers has represented to us that no professional services of PricewaterhouseCoopers relating to the audit of our financial statements for the most recent year were performed by other than full-time, permanent employees of PricewaterhouseCoopers.

Audit-Related Fees for the years ended December 31, 2009 and 2008, respectively, were for services related to accounting consultations concerning financial accounting and reporting standards.

Tax Fees for the years ended December 31, 2009 and 2008, respectively, were for services related to tax compliance, including the preparation of tax returns, tax planning services and tax advice services and assistance with Internal Revenue Service audits during 2009 and 2008.

All Other Fees for the years ended December 31, 2009 and 2008, respectively, were for software license fees for a technical accounting research tool.

The Audit Committee has considered the nonaudit services provided by PricewaterhouseCoopers during 2009 and believes such services to be compatible with maintaining PricewaterhouseCoopers' independence.

All decisions regarding selection of independent accounting firms and approval of accounting services and fees are made by the Audit Committee in accordance with the provisions of the Sarbanes-Oxley Act of 2002, the Exchange Act, and the rules thereunder.

All services to be performed for us by our Independent Accounting Firm must be pre-approved by the Audit Committee or a designated member of the Audit Committee pursuant to the committee's pre-approval policy to ensure that the provision of such services does not impair the independence of our Independent Accounting Firm.

The Audit Committee has adopted procedures for general and specific pre-approval of audit and nonaudit services performed by our Independent Accounting Firm. Any proposed service exceeding pre-approval levels, or not contemplated by the pre-approval policy, requires specific pre-approval by the Audit Committee.

Audit services pre-approved for 2009 include financial and statutory audits, internal control reviews, services associated with SEC filings and consultations regarding the impact of final or proposed rules, standards and interpretations by the SEC or other regulatory or standard setting bodies.

Audit related services pre-approved for 2009 include due diligence services, agreed-upon or expanded procedures, attestation services and consultations as to accounting or disclosure treatment of transactions not otherwise included in audit services.

Tax services pre-approved for 2009 primarily include services related to federal and state tax compliance and tax planning.

Prohibited services identified by the Audit Committee include services relating to preparation of accounting records or financial statements, information systems design and implementation, appraisal or valuation, internal audit, management, human resources, investment matters, legal issues and actuarial calculations.

44

Report of the Audit Committee

The following Report of the Audit Committee does not constitute soliciting material and shall not be deemed to be incorporated by reference into any other previous or future filings by us under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that we specifically incorporate this report by reference therein.

The Audit Committee of the Board of Directors of the Company is composed of four directors, each of whom has been determined to be independent as defined in the listing standards of Nasdaq. The Audit Committee has adopted, and annually reviews, a charter outlining the practices it follows. The charter complies with all current regulatory requirements. A copy of the charter is available on the Corporate Governance page of our website at *www.fpic.com*.

The Audit Committee oversees the Company's accounting, financial reporting and related internal control processes and the audits of the Company's financial statements. The Audit Committee also provides assistance to the Board of Directors with respect to its oversight of the integrity of the Company's financial statements and oversees the Company's compliance with legal and regulatory requirements, the qualifications and independence of the Company's Independent Accounting Firm, and the performance of the Company's internal audit function.

The effectiveness of the Audit Committee is evaluated by the Board of Directors as required by the Sarbanes-Oxley Act of 2002 and Nasdaq. The Board of Directors, after review and consideration, acknowledged the effectiveness of the Audit Committee during 2009.

As set forth in the Audit Committee's charter, management is responsible for the preparation, presentation and integrity of the Company's financial statements. Management is also responsible for maintaining appropriate accounting and financial reporting principles and policies and internal controls and procedures designed to ensure compliance with accounting standards and applicable laws and regulations.

The Company's Independent Accounting Firm is responsible for planning and carrying out proper annual audits and quarterly reviews of the Company's financial statements. The Company's Independent Accounting Firm expresses opinions as to (i) the conformity of the annual financial statements with GAAP; and (ii) the effectiveness of the Company's internal control over financial reporting.

Members of the Audit Committee are not employees of the Company and, as such, it is not the duty or responsibility of the Audit Committee or its members to conduct auditing or accounting reviews or procedures. In performing their oversight responsibility, members of the Audit Committee rely on information, opinions, reports and statements, including financial statements and other financial data, prepared or presented by officers or employees of the Company, legal counsel, the Company's Independent Accounting Firm or other persons with professional or expert competence. Accordingly, the Audit Committee's oversight does not provide an independent basis to determine that management has maintained appropriate accounting and financial reporting principles, policies or appropriate internal controls and procedures designed to ensure compliance with accounting standards and applicable laws and regulations.

Furthermore, the Audit Committee's considerations and discussions referred to above do not ensure that the audit of the Company's financial statements by the Company's Independent Accounting Firm has been carried out in accordance with standards of the Public Company Accounting Oversight Board (United States), that the financial statements are presented in accordance with GAAP or that the Company's Independent Accounting Firm is in fact "independent."

During 2009, the Audit Committee held six meetings, with members of the Company's senior management participating in all of its meetings and with the Independent Accounting Firm participating in all of its meetings. The Audit Committee's agenda includes, when appropriate, separate private sessions with the Company's Independent Accounting Firm, independent actuary and internal auditor, at which time candid discussions regarding financial management, accounting and internal control issues take place with the Independent Accounting Firm and internal auditor and discussions regarding actuarial assumptions and related issues take place with the independent actuary. During 2009 and through March 31, 2010, the Company's Independent Accounting Firm met in private sessions with the Audit Committee six times; and the Company's internal auditor met in a private session with the Audit Committee six times. The Audit Committee's chairman, together with members of senior management of the Company, establishes the Audit Committee's agenda.

During 2009, in connection with its oversight of the Company's financial reporting process, the Audit Committee, among other things:

- Reviewed and discussed with management and with representatives of PricewaterhouseCoopers, the Company's Independent Accounting Firm, the Company's internal control over financial reporting, including a review of management's and the Company's Independent Accounting Firm's assessment of reports on the effectiveness of the Company's internal controls over financial reporting and any significant deficiencies or material weaknesses;
- Considered, reviewed and discussed the Company's overall audit scope and audited financial statements with management and the Company's Independent Accounting Firm, including a discussion of the quality of the accounting principles, the reasonableness thereof, significant adjustments, if any, and the clarity of disclosure in the financial statements, as well as critical accounting policies;
- Reviewed and discussed with management and with representatives of the Company's Independent Accounting Firm the Company's unaudited quarterly financial statements contained in its Quarterly Reports on Form 10-Q and its quarterly earnings announcements;
- Discussed with the Company's Independent Accounting Firm the matters required to be discussed by Statement on Auditing Standards No. 61, *Communications with Audit Committees*, as amended;
- Received the written disclosures and the letter from the Independent Accounting Firm required by the applicable requirement of the Public Company Accounting Oversight Board, as currently in effect, including disclosures with respect to nonaudit services provided by the Independent Accounting Firm;
- Considered whether the provision of all nonaudit services by the Independent Accounting Firm is compatible with maintaining the Independent Accounting Firm's independence and discussed such independence with the Company's Independent Accounting Firm;

- Recommended to the Board of Directors the engagement of PricewaterhouseCoopers as the Company's Independent Accounting Firm for the year ended December 31, 2009; and

- In reliance upon the reports, reviews and discussions described in this report and subject to the limitations on the role and responsibilities of the Audit Committee, certain of which are referred to above and are more fully described in the Audit Committee's written charter, the Audit Committee further recommended to the Board of Directors and the Board of Directors approved, inclusion of the audited financial statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2009, filed with the SEC.

Audit Committee Report
Submitted by:

John K. Anderson, Jr., Chairman
Terence P. McCoy, M.D.
John G. Rich
Joan D. Ruffier

<u>Proposal 3</u>
Approval of Amendment to the
Omnibus Incentive Plan and the
Performance Measures
Contained in the Omnibus Incentive Plan, as amended

We are asking our shareholders to approve an amendment (the "Performance Measures Amendment") to our Omnibus Incentive Plan and the performance measures contained in this amendment. The Performance Measures Amendment clarifies in certain respects the performance measures that may be used for performance-based awards under the plan. Shareholder approval of the Performance Measures Amendment and the performance measures set forth therein, which are described below, will preserve our ability to take a federal tax deduction for qualifying performance-based compensation awards.

Section 162(m) of the Code imposes an annual limit of $1 million on the tax deduction that is available to public companies for compensation paid to each of the chief executive officer and the other four most highly compensated executive officers, unless the compensation is performance-based. In order to qualify for this exception, however, the performance-based compensation must be paid based on the achievement of one or more performance measures that have been disclosed to and approved by the company's shareholders within the past five years. The performance measures used for performance-based awards under the Omnibus Incentive Plan were last approved by our shareholders five years ago. Therefore, these measures must be reapproved this year in order to maintain our ability to grant awards that are eligible for deduction as compensation expense in our U.S. federal tax returns.

Our Board of Directors in March 2010 determined that it would be beneficial to make certain clarifications to the definition of performance measures under the Omnibus Incentive Plan in connection with the request that our shareholders reapprove these performance measures. Accordingly, our Board of Directors has adopted the Performance Measures Amendment, the sole effect of which is to amend the Omnibus Incentive Plan's provision concerning performance measures in certain minor respects. The only significant amendments were to make clear that:

47

- return on shareholders' equity (including average shareholders' equity), premiums (whether net or gross, written or earned, or direct or indirect), as well as goals based on reserve levels, loss development, investment performance, premium rates, rating agency ratings, claims handling, and regulatory relations, are included in the permissible performance measures; and

- the Committee may make adjustments to performance measures to reflect, among other things, changes in accounting or in tax laws, the adverse impact of mergers and acquisitions, the effect of state-levied guaranty fund assessments, and costs and expenses of uncompleted business combinations.

Note that we are not asking shareholders to reapprove the Omnibus Incentive Plan itself, to authorize additional shares of our common stock for issuance under the Omnibus Incentive Plan, or to make any other modification to the Omnibus Incentive Plan.

Performance Measures

Under the Omnibus Incentive Plan, the Committee may specify that the attainment of specified goals under the performance measures set forth below will determine the degree of granting, vesting and/or payout with respect to awards under the Omnibus Incentive Plan that the Committee intends will qualify as performance-based compensation under Code Section 162(m). As amended by the Performance Measures Amendment, the performance goals to be used for such awards shall be chosen from among the following performance measure(s): earnings per share, economic value created, market share, net income (before or after taxes), operating income, adjusted net income after capital charge, return on assets, return on capital or on shareholders' equity (including average shareholders' equity), revenue measures, cash flow, shareholders' equity, statutory surplus, risk adjusted capital, operating margin, premiums (whether net or gross written or earned or direct or total), underwriting margin, combined ratio, reserve levels, loss development, share price, share price growth, total stockholder return, budget achievement and performance against budget (in each case performance measures may be stated on a per share basis, or on a GAAP or statutory basis, and with adjustments for changes in accounting or tax laws, the adverse impact of mergers or acquisitions, the effect of state-levied guaranty fund assessments, costs and expenses of uncompleted business combinations, or such other adjustments as may be prescribed by the Committee). Such performance measure(s) may also include strategic business criteria, consisting of (i) goals relating to acquisitions (including merger synergies), or divestitures of subsidiaries, affiliates or joint ventures, (ii) one or more objectives based on meeting specified market penetration goals, productivity measures, geographic business expansion goals, cost targets, investment performance, premium rates, customer satisfaction, rating agency ratings, or employee satisfaction goals, or (iii) goals relating to employment practices, employee benefits, internal controls, capital projects, legal affairs, regulatory relations, and information technology. The targeted level or levels of performance with respect to such performance measures may be established at such levels and on such terms as the Committee may determine, in its discretion, including in absolute terms, as a goal relative to targets or to performance in prior periods, or versus targeted growth, or as a goal compared to the performance of one or more comparable companies or an index covering multiple companies. Awards that are not intended to qualify for the performance-based exception may be based on these or such other performance measures as the Committee may determine.

Description of the Omnibus Incentive Plan

The following description of the principal features of the Omnibus Incentive Plan is qualified in its entirety by reference to the text of the amended and restated Omnibus Incentive Plan and amendments thereto, which have been filed as exhibits to our periodic reports filed with the SEC and copies of which have been filed with the SEC as an exhibit to this Proxy Statement.

Duration of the Plan. Unless sooner terminated by our Board of Directors, the Omnibus Incentive Plan will remain in effect until all awards under the Omnibus Incentive Plan have been satisfied; provided, however, that no incentive stock options will be granted more than 10 years after the last date the Omnibus Incentive Plan was adopted by our Board of Directors or approved by our shareholders.

Administration. The Omnibus Incentive Plan is administered by the Compensation Committee of our Board of Directors, or such other committee as our Board of Directors shall select consisting solely of two or more members of our Board of Directors (the "Committee"). The Committee will determine, from time to time, the individuals to whom awards will be made, the type of awards, the amount, size and terms of each award and, if applicable, the performance goals for any performance period and whether such goals were satisfied. The Committee will make all other determinations necessary or advisable for the administration of the Omnibus Incentive Plan, including interpreting the Omnibus Incentive Plan and any award agreements under the Omnibus Incentive Plan.

Amendment and Termination. Our Board of Directors may amend or terminate the Omnibus Incentive Plan without shareholder approval at any time in any respect. However, no amendment that requires shareholder approval in order for the Omnibus Incentive Plan to continue to comply with the Nasdaq listing standards or any rule promulgated by the SEC or any securities exchange on which the shares of our common stock are listed will be effective unless the amendment is approved by the requisite vote of the shareholders within the time period required under the applicable listing standard or rule. No termination or amendment of the Omnibus Incentive Plan may adversely affect in any material way any award previously granted under the Omnibus Incentive Plan without the consent of the holder thereof, unless the termination or amendment is required by law and except as otherwise provided in the Omnibus Incentive Plan.

Eligibility. Eligible participants include employees of the Company and its subsidiaries. As of March 26, 2010, approximately 165 individuals were eligible to participate.

Shares Subject to the Omnibus Incentive Plan. A total of 3,994,500 shares are authorized for issuance pursuant to the Omnibus Incentive Plan, less approximately 706,000 shares issued pursuant to or underlying previous awards. The maximum number of shares that may be issued under contingent stock or restricted stock awards is 25 percent of the total shares authorized under the Omnibus Incentive Plan. On April 1, 2010, the record date for our 2010 annual meeting of shareholders, the closing market price for our common stock was $26.67 per share.

The Omnibus Incentive Plan provides that any shares subject to an award that for any reason expires or is terminated unexercised or unvested as to such shares shall not be treated as having been issued under the Omnibus Incentive Plan. Similarly, shares withheld upon exercise of an option to satisfy the option price or for tax withholding obligations will not be treated as having been issued under the Omnibus Incentive Plan.

The Omnibus Incentive Plan provides that the maximum number of shares with respect to which options, stock appreciation rights, restricted stock and contingent stock intended to qualify as performance-based compensation may be granted in any one fiscal year to any one participant is 450,000, 450,000, 225,000 and 225,000 shares, respectively. These limitations are applied in a manner that permits compensation generated in connection with the awards to constitute performance-based compensation for purposes of Code Section 162(m).

The maximum number and kind of shares that may be granted pursuant to the Omnibus Incentive Plan, the individual grant limits above, as well as the number and kind of shares subject to outstanding awards, the option price, grant price or other price of shares subject to outstanding awards, any performance conditions relating to shares and any other conditions of outstanding awards, may be equitably adjusted by the Committee in the event of a merger, reorganization, consolidation, recapitalization, liquidation, stock dividend, split-up, spin-off, stock split, reverse stock split, share combination, share exchange, extraordinary dividend, or any change in the corporate structure affecting the shares.

Awards. Following is a general description of the types of awards that may be granted under the amended and restated Omnibus Incentive Plan. Terms and conditions of awards will be determined on a grant-by-grant basis by the Committee, subject to limitations contained in the Omnibus Incentive Plan.

Stock Options. A participant granted a stock option will be entitled to purchase a specified number of shares of our common stock during a specified term at a fixed price. The Omnibus Incentive Plan provides that, except for stock options that are adjusted by the Committee in connection with certain transactions or changes in corporate structure, as described above, the per share purchase price of shares subject to stock options granted under the Omnibus Incentive Plan (both incentive stock options and nonqualified stock options) may not be less than 100% of the fair market value of our common stock on the date the stock option is granted (110% of fair market value in the case of an incentive stock option granted to a person who owns more than 10% of the combined voting power of all classes of our stock). No stock option granted under the Omnibus Incentive Plan may have a term of more than 10 years (five years in the case of an incentive stock option granted to a person who owns more than 10% of the combined voting power of all classes of our stock). If any option is not granted, exercised or held pursuant to the provisions applicable to an incentive stock option, it will be considered to be a nonqualified stock option to the extent that any or all of the grant is in conflict with such provisions.

Stock Appreciation Rights. A participant granted a stock appreciation right ("SAR") will be entitled to receive the excess of the fair market value (calculated as of the exercise date) of a share of our common stock over the grant price of the SAR in cash, shares of common stock, or a combination of cash and shares. The Committee may grant SARs in tandem with or independently of stock options. Except for SARs adjusted by the Committee in connection with certain transactions or changes in corporate structure, as described above, the grant price of an SAR granted under the Omnibus Incentive Plan may not be less than 100% of the fair market value of our common stock on the date the SAR is granted, and no SAR granted under the Omnibus Incentive Plan may have a term of more than 10 years.

Restricted Stock. Restricted stock is an award of shares of our common stock that is nontransferable and subject to a substantial risk of forfeiture until vesting conditions, which can be related to continued service or other conditions established by the Committee, are satisfied. Prior to vesting, holders of restricted stock may receive dividends and voting rights. If the vesting conditions are not satisfied, the participant forfeits the shares.

Contingent Stock. Contingent stock, including performance units and shares, may be granted in such amounts and subject to such terms and conditions as determined by the Committee at time of grant and as set forth in the award agreement, and may be subject to such terms, conditions and restrictions, including without limitation, substantial risks of forfeitures and/or attainment of performance measures and for such periods as may be determined by the Committee. Participants receive the contingent stock earned after the end of the performance period. Payment of contingent stock awards will be made in shares of common stock.

Dividend Equivalents. Dividend equivalents give participants the right to receive payments equivalent to dividends issued on our common stock and may be granted, in the discretion of the Committee, in conjunction with stock-based awards under the Omnibus Incentive Plan.

Change in Control. Upon a change in control, all awards (except for contingent stock awards) will automatically vest as of that date and all restrictions or contingencies will be deemed to have been satisfied. Contingent stock awards will only automatically vest as of the date of a change of control that constitutes a "change of control" under the provisions of Code Section 409A. Except to the extent otherwise provided in an award agreement, all awards that specify a target level of vesting or achievement shall be deemed to have been satisfied at the target level. A "change in control" generally is defined as the acquisition by a party of 20% or more of the our common stock, the consummation of certain reorganizations, mergers or consolidations involving us, a sale or other disposition of all or substantially all of our assets, or a change in the majority of our Board of Directors.

Termination of Employment or Service. The applicable award agreements set forth the extent to which a participant may exercise stock options and SARs, vest in restricted stock or contingent stock, or receive a payout with respect to any awards upon or after termination of employment or service, as the case may be. Such provisions may reflect distinctions based on the reason for termination of employment or service, as the case may be, and need not be uniform among awards.

Transferability. The Omnibus Incentive Plan allows the Committee to grant options that may be transferred by the optionee during his or her lifetime to any member of his or her immediate family or to a trust established for the exclusive benefit of one or more members of his or her immediate family or to a former spouse pursuant to a domestic relations order.

Tax Withholding. We may deduct or withhold, or require a participant to remit, an amount sufficient to satisfy federal, state and/or local taxes required by law or regulation to be withheld with respect to any taxable event arising as a result of the Omnibus Incentive Plan. The withholding requirement may be satisfied, in whole or in part, by withholding shares having a fair market value equal to the amount to be withheld.

Code Section 409A. To the extent applicable, it is intended that the Omnibus Incentive Plan and any awards granted thereunder comply with the requirements of Code Section 409A and any related regulations or other guidance promulgated with respect to such Section by the U.S. Department of the Treasury or the Internal Revenue Service. Any provision that would cause the Omnibus Incentive Plan or any Award granted hereunder to fail to satisfy Code Section 409A shall have no force or effect until amended to comply with Code Section 409A, which amendment may be retroactive to the extent permitted by Code Section 409A.

Federal Income Tax Consequences

The federal income tax discussion set forth below is intended for general information only. Foreign, state and local income tax consequences are not discussed and may vary from locality to locality. Moreover, the discussion is not complete. The discussion also does not address the impact Code Section 409A may have on the taxation of awards under the Omnibus Incentive Plan. The tax consequences of an award may vary based on the provisions unique to that award. Individuals who receive stock-based compensation under any of our plans are encouraged to consult with their own tax advisors regarding tax consequences.

Incentive Stock Options. A participant generally will neither realize taxable income on an incentive stock option when the option is granted nor when the option is exercised; however, the amount by which the fair market value of the stock at the time of exercise exceeds the exercise price generally will be included in the participant's alternative minimum taxable income on the date of exercise. Gain or loss realized by a participant on the sale of the stock issued upon exercise of an incentive stock option is taxable as long-term capital gain or loss and no tax deduction is available to us, unless the participant disposes of the stock in a "disqualifying disposition." A disqualifying disposition generally occurs if the participant disposes of the stock within two years after the date of grant of the incentive stock option or within one year after the date of exercise. Upon a disqualifying disposition of the stock, the participant will realize ordinary income in an amount equal to the difference between the option exercise price and the lesser of (i) the fair market value of the stock on the date of exercise, or (ii) the amount realized on a sale or exchange of the stock. Generally, we will be entitled to a deduction to the extent ordinary income is recognized by the participant as a result of a disqualifying disposition, provided certain reporting requirements are met. Additionally, if the amount realized on a sale or exchange of the stock is greater than or less than the fair market value of the stock on the date of exercise, the difference will be taxed as capital gain or loss.

Nonqualified Stock Options. Participants recognize no taxable income at the time of grant. Upon the exercise of nonqualified stock options, participants recognize ordinary income and we are entitled to a deduction equal to the difference between the exercise price and the fair market value of the shares on the date of exercise. Participants recognize gain upon the disposition of any shares received on exercise of a nonqualified stock option equal to the excess of (i) the amount realized on such disposition over (ii) the participant's basis in the stock, which generally would be the fair market value of the stock on the date of exercise. That gain would be taxable as long-term or short-term capital gain depending on whether the shares were held for more than one year. If the shares are sold for less than the participant's basis in the shares, a capital loss would be recognized. Participants are subject to withholding for federal income and employment tax purposes with respect to income recognized upon exercise of a nonqualified stock option.

Stock Appreciation Rights. A participant does not realize taxable income when an SAR is granted, nor are we entitled to a deduction. Rather, the participant recognizes ordinary income for federal income tax purposes equal to the amount of cash and the fair market value of shares, if any, received upon the exercise of the SAR. We are entitled to a deduction to the extent ordinary income is recognized by the participant. The participant recognizes gain upon the disposition of any shares received on exercise of an SAR equal to the excess of (i) the amount realized on such disposition over (ii) the participant's basis in the stock, which generally would be the fair market value of the stock on the date of exercise of the SAR. That gain would be taxable as long-term or short-term capital gain depending on whether the shares were held for more than one year. Participants are subject to withholding for federal income and employment tax purposes with respect to income recognized upon exercise of an SAR.

Restricted Stock. A participant who receives an award of restricted stock is subject to ordinary income on the difference between the fair market value of the shares and the amount paid for the shares, if any, on the date the restrictions lapse. We are entitled to a deduction to the extent ordinary income is recognized by the participant. The participant's basis in the stock received for purposes of determining gain or loss on any subsequent disposition of the stock generally will be the fair market value of the stock on the date the restrictions lapse. The participant will recognize long-term or short-term capital gain upon subsequent disposition of the shares, depending on whether the shares were held for more than one year. Participants are subject to withholding for federal income and employment tax purposes with respect to income recognized upon lapse of the restrictions.

Contingent Stock. A participant who receives an award of contingent stock does not realize taxable income when the award is granted, nor are we entitled to take any deduction. When the contingent stock is issued, the participant normally recognizes taxable ordinary income for federal income tax purposes equal to the amount of the fair market value of shares received. We are entitled to a deduction to the extent ordinary income is recognized by the participant. The participant will recognize gain upon the disposition of any shares received in settlement of an award equal to the excess of the amount realized on such disposition over the ordinary income recognized with respect to such shares under the principles set forth above. That gain will be taxable as long-term or short-term capital gain depending on whether the shares were held for more than one year. The participant's basis in any shares received upon payment or settlement of an award for purposes of determining gain or loss on any subsequent disposition of the stock generally will be the fair market value of the stock on the date of payment or settlement. Participants are subject to withholding for federal income and employment tax purposes with respect to income recognized upon vesting of the shares.

Alternative Minimum Tax. Alternate minimum tax may be payable by award recipients with respect to certain types of awards.


THE BOARD OF DIRECTORS RECOMMENDS A VOTE <u>FOR</u>
APPROVAL OF THE AMENDMENT TO THE OMNIBUS INCENTIVE PLAN.



Additional Information


Other Matters

Our Board of Directors knows of no other matters that may properly be presented to the annual meeting. If any other matters do properly come before the annual meeting, however, the persons appointed in the accompanying proxy intend to vote the shares represented by such proxy in accordance with their best judgment.

Shareholder Proposals and Nominations

We must receive proposals of shareholders intended to be presented at the 2010 annual meeting of shareholders, on or before December 16, 2010, in order for the proposals to be eligible for inclusion in our proxy statement and proxy materials relating to that meeting. These proposals should be sent to our principal executive office via facsimile transmission to (904) 633-9579, or by mail to the Office of the Secretary, 1000 Riverside Avenue, Suite 800, Jacksonville, Florida 32204, or by e-mail to *ir@fpic.com*, Attention: Secretary. Any such proposals must comply with SEC Rule 14a-8.

In addition, under Article I, Section 12 of our bylaws and pursuant to Rule 14a-5(e)(2) of the SEC, a proposal for action to be presented by any shareholder at the annual meeting of shareholders is out of order and will not be acted upon unless:

- the proposal is specifically described in our notice to all shareholders of the meeting and the matters to be acted upon at the meeting, or
- the proposal has been submitted in writing to the Secretary by fax, mail or e-mail, has been received at our principal executive office before December 16, 2010, and is an appropriate subject for shareholder action under law.

To be in proper form, a shareholder's notice to the Secretary regarding nominations for election as a director or business proposed to be brought before any shareholder meeting must set forth the following:

- the name and address of the shareholder who intends to make the nominations or to propose the business and, if applicable, the name and address of the person or persons to be nominated;
- a representation that the shareholder is a holder of record of our common stock entitled to vote at such meeting and, if applicable, intends to appear in person or by proxy at the meeting to nominate the person or persons or to propose the business specified in the notice;
- if applicable, a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder;
- such other information regarding each nominee or each matter of business to be proposed by such shareholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC had the nominee been nominated, or the matter been proposed, by the Board of Directors; and
- if applicable, the consent of each nominee to serve as director of the Company if so elected.

The chairman of the meeting will refuse to acknowledge the nomination of any person or the proposal of any business not made in compliance with the foregoing procedure.

Shareholder Communication with Directors

Shareholders who wish to communicate with the Board of Directors or with a particular director may send a letter to the Secretary of the Company at 1000 Riverside Avenue, Suite 800, Jacksonville, Florida 32204. The mailing envelope should contain a clear notation indicating that the enclosed letter is a "Shareholder-Board Communication" or "Shareholder-Director Communication." All such letters should identify the author as a shareholder and clearly state whether the intended recipients are all members of the Board of Directors or just certain specified individual directors. The Secretary will make copies of all such letters and circulate them to the appropriate director or directors.

Annual Report on Form 10-K

A copy of our Annual Report on Form 10-K filed with the SEC for the year ended December 31, 2009, including financial statements, financial statement schedules and a listing of all exhibits, is contained in our 2009 annual report to shareholders, which is available on our website at *www.fpic.com*. We will also furnish upon request a copy of this report or any exhibit, upon payment of a reasonable fee to cover the cost of copying and mailing. Requests should be directed to the attention of Investor Relations, FPIC Insurance Group, Inc., 1000 Riverside Avenue, Suite 800, Jacksonville, Florida 32204. Requests may also be submitted through our website at *www.fpic.com*, via e-mail at *ir@fpic.com* or by calling Investor Relations at (904) 354-2482 ext. 3612.

Solicitation of Proxies

The cost of the solicitation of proxies, including preparing, making available and mailing the notice of annual meeting of shareholders, this Proxy Statement and the proxy/voting instruction card, will be borne by us. Following the mailing of this Proxy Statement, our directors, officers and employees may solicit proxies by telephone, facsimile transmission or other personal contact, for which services such persons will receive no additional compensation.

Brokerage houses and other nominees, fiduciaries and custodians that are shareholders of record will be requested to forward proxy soliciting material to the beneficial owners of such shares and will be reimbursed by us for their charges and expenses in connection therewith at customary and reasonable rates.

Jacksonville, Florida
April 15, 2010

*** Exercise Your *Right* to Vote **

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on June 4, 2010.

FPIC INSURANCE GROUP, INC.

COMPUTERSHARE INVESTOR SERVICES
ATTN: ESSENTIALREGISTRY
350 INDIANA STREET,SUITE 750
GOLDEN, CO 80401

M24027-P90970

Meeting Information

Meeting Type: Annual
For holders as of: April 1, 2010
Date: June 4, 2010 **Time:** 10:00 a.m., EDT
Location: Ponte Vedra Lodge and Club
607 Ponte Vedra Boulevard
Ponte Vedra Beach, Florida 32082

You are receiving this communication because you hold shares in the above named company.

This is not a ballot. You cannot use this notice to vote these shares. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. You may view the proxy materials online at *www.proxyvote.com* or easily request a paper copy (see reverse side).

We encourage you to access and review all of the important information contained in the proxy materials before voting.

See the reverse side of this notice to obtain proxy materials and voting instructions.

— Before You Vote —
How to Access the Proxy Materials

Proxy Materials Available to VIEW or RECEIVE:

NOTICE AND PROXY STATEMENT   ANNUAL REPORT

How to View Online:
Have the information that is printed in the box marked by the arrow [?] 1234 5678 9012 (located on the following page) and visit: *www.proxyvote.com.*

How to Request and Receive a PAPER or E-MAIL Copy:
If you want to receive a paper or e-mail copy of these documents, you must request one. There is NO charge for requesting a copy. Please choose one of the following methods to make your request:

    1) *BY INTERNET:*   www.proxyvote.com
    2) *BY TELEPHONE:* 1-800-579-1639
    3) *BY E-MAIL*:*   sendmaterial@proxyvote.com

*If requesting materials by e-mail, please send a blank e-mail with the information that is printed in the box marked by the arrow [?] 1234 5678 9012 (located on the following page) in the subject line.

Requests, instructions and other inquiries sent to this e-mail address will NOT be forwarded to your investment advisor. Please make the request as instructed above on or before May 21, 2010 to facilitate timely delivery.

— How To Vote —
Please Choose One of the Following Voting Methods

Vote In Person: Many shareholder meetings have attendance requirements including, but not limited to, the possession of an attendance ticket issued by the entity holding the meeting. Please check the meeting materials for any special requirements for meeting attendance. At the meeting, you will need to request a ballot to vote these shares.

Vote By Internet: To vote now by Internet, go to *www.proxyvote.com.* Have the information that is printed in the box marked by the arrow [?] 1234 5678 9012 available and follow the instructions.

Vote By Mail: You can vote by mail by requesting a paper copy of the materials, which will include a proxy card.

M24028-P90970

Voting Items

This Proxy will be voted as directed. **If no direction is made, it will be voted "FOR" the proposals set forth below and "FOR" each nominee.**

Proposal No. 1.   **Election of Directors.**

Nominees:

01)   John K. Anderson, Jr.
02)   M.C. Harden, III
03)   John G. Rich
04)   Joan D. Ruffier

Proposal No. 2.   Ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered Certified public accounting firm for 2010.

Proposal No. 3.   Approval of Amendment to the Omnibus Incentive Plan.

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

COMPUTERSHARE INVESTOR SERVICES
ATTN: ESSENTIAL REGISTRY
350 INDIANA STREET, SUITE 750
GOLDEN, CO 80401

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE SHAREHOLDER COMMUNICATIONS
If you would like to reduce the costs incurred by FPIC Insurance Group, Inc. in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access shareholder communications electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to FPIC Insurance Group, Inc., c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: — — — — — — — — M24013-P90970 — — — KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY/VOTING INSTRUCTION CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY

FPIC INSURANCE GROUP, INC.	For All	Withhold All	For All Except	To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.
This Proxy will be voted as directed. If no direction is made, it will be voted "FOR" the proposals set forth below and "FOR" each nominee.	0	0	0	_____

Proposal No. 1.   Election of Directors.
          Nominees:
          01)   John K. Anderson, Jr.
          02)   M.C. Harden, III
          03)   John G. Rich
          04)   Joan D. Ruffier

	For	Against	Abstain
Proposal No. 2. Ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered certified public accounting firm for 2010.	0	0	0
Proposal No. 3. Approval of Amendment to the Omnibus Incentive Plan.	0	0	0

PLEASE DATE THIS PROXY AND SIGN EXACTLY AS YOUR NAME OR NAMES APPEAR(S) HEREON. WHERE MORE THAN ONE OWNER IS SHOWN, EACH SHOULD SIGN. WHEN SIGNING IN A FIDUCIARY OR REPRESENTATIVE CAPACITY, PLEASE GIVE FULL TITLE. IF ANY PROXY IS SUBMITTED BY A CORPORATION, IT SHOULD BE EXECUTED IN FULL CORPORATE NAME BY A DULY AUTHORIZED OFFICER. IF ANY PROXY IS SUBMITTED BY A PARTNERSHIP, IT SHOULD BE EXECUTED IN THE PARTNERSHIP NAME BY AN AUTHORIZED PERSON.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement and Annual Report are available at www.proxyvote.com.

M24014-P90970

PROXY/VOTING INSTRUCTION CARD

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

FPIC INSURANCE GROUP, INC.

ANNUAL MEETING OF SHAREHOLDERS

June 4, 2010

The undersigned shareholder hereby appoints Pamela D. Harvey and Becky A. Thackery, or either of them, as proxies, with full power of substitution, to vote all shares of common stock of FPIC Insurance Group, Inc. ("FPIC") held of record by the undersigned on April 1, 2010, that the undersigned would be entitled to vote if personally present at the annual meeting of shareholders of FPIC on June 4, 2010, and at any adjournment or postponement thereof, upon all subjects that may properly come before the meeting, including the matters described in the proxy statement furnished herewith, subject to any directions indicated on the other side of this card.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF THE NOMINEES AND "FOR" EACH OF THE PROPOSALS

Your vote is important. Please sign and date on the reverse side and return promptly in the enclosed postage-paid envelope.

This proxy will be voted as directed, or, if no directions are given, the proxy will be voted "FOR" election of all nominees for director listed on the other side of this card and for each of the proposals listed on the other side of this card. If any other matters are properly presented for consideration at the meeting, the proxies are authorized to vote on those matters according to their best judgment. The undersigned hereby revokes any proxy heretofore given to any person or persons whomsoever (other than the proxies named above).

[Continued and to be dated and signed on reverse side.]

FPIC INSURANCE GROUP, INC.

AMENDED AND RESTATED OMNIBUS INCENTIVE PLAN

TABLE OF CONTENTS

FPIC INSURANCE GROUP, INC.

AMENDED AND RESTATED OMNIBUS INCENTIVE PLAN

1.   PURPOSE

     1.1   The purpose of the FPIC Insurance Group, Inc. Amended and Restated Omnibus Incentive Plan is to provide incentives to specified individuals whose performance, contributions and skills add to the value of the Company. The Company also believes that the Plan will facilitate attracting, retaining and motivating Employees of high caliber and potential. The Plan originally became effective on January 13, 1996. The Plan, as amended and restated, is effective as of April 22, 2005, subject to the approval of the amended and restated Plan by the shareholders of the Company. The Plan shall remain in effect as provided in Section 22.1 herein.

     1.2   Plan participants shall include those officers and employees of the Company and Subsidiaries who, in the opinion of the Committee, are making or are in a position to make substantial contributions to the Company by their ability and efforts.

2.   DEFINITIONS

     2.1   For purposes of the Plan, the following terms shall have the definition that is attributed to them, unless the context clearly indicates to the contrary.

     (a) "<u>Award</u>" shall mean a grant of Restricted Stock, Contingent Stock, an Option, or an SAR.

     (b) "<u>Board</u>" means the Company's Board of Directors.

     (c) "<u>Change in Control</u>" shall mean the earliest of the following events:

     (i) either (A) receipt by the Company of a report on Schedule 13D, or an amendment to such a report, filed with the SEC pursuant to Section 13(d) of the Exchange Act, disclosing that any person (as such term is used in Section 13(d) of the Exchange Act) ("Person"), is the beneficial owner, directly or indirectly, of twenty percent (20%) or more of the outstanding stock of the Company, or (B) actual knowledge by the Company of facts on the basis of which any Person is required to file such a report on Schedule 13D, or to file an amendment to such a report, with the SEC (or would be required to file such a report or amendment upon the lapse of the applicable period of time specified in Section 13(d) of the Exchange Act) disclosing that such Person is the beneficial owner, directly or indirectly, of twenty percent (20%) or more of the outstanding stock of the Company;

     (ii) purchase by any Person, other than the Company or a wholly owned subsidiary of the Company, of Shares pursuant to a tender or exchange offer to acquire any stock of the Company (or securities convertible into stock) for cash, securities or any other consideration provided that, after consummation of the offer, such Person is the beneficial owner (as defined in Rule 13d-3 under the Exchange Act regardless of whether the Company or such Person would otherwise be subject to the Exchange Act), directly or indirectly, of twenty percent (20%) or more of the outstanding stock of the Company (calculated as provided in paragraph (d) of Rule 13d-3 under the Exchange Act in the case of rights to acquire stock regardless of whether the Company or such Person would otherwise be subject to the Exchange Act);

(iii) either (A) the filing by any Person acquiring, directly or indirectly, twenty percent (20%) or more of the outstanding stock of the Company of a statement with the Florida Office of Insurance Regulation pursuant to Section 628.461 of the Florida Statutes, or (B) actual knowledge by the Company of facts on the basis of which any Person acquiring, directly or indirectly, twenty percent (20%) or more of the outstanding stock of the Company or a controlling company is required to file such a statement pursuant to Section 628.461;

(iv) consummation of (A) any consolidation, merger, reorganization or similar transaction ("Business Transaction") of the Company in which the Company is not the continuing or surviving corporation or pursuant to which Shares of stock of the Company would be converted into cash, securities or other property, other than a Business Transaction of the Company in which holders of its stock immediately prior to the Business Transaction have substantially the same proportionate ownership of common stock of the surviving corporation immediately after the Business Transaction as immediately before, or (B) any Business Transaction in which the Company is the continuing or surviving corporation but in which the common shareholders of the Company immediately prior to the Business Transaction do not hold at least a majority of the outstanding common stock of the continuing or surviving corporation (except where such holders of common stock hold at least a majority of the common stock of the corporation that owns all of the common stock of the Company), or (C) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all the assets of the Company, or (D) any Business Transaction of the

2

Company where, after the Business Transaction, one Person owns one hundred percent (100%) of the Shares of stock of the Company (except where the holders of the Company's common stock immediately prior to such Business Transaction own at least ninety percent (90%) of the outstanding stock of such Person immediately after such Business Transaction); or

    (v) a change in the majority of the members of the Board within a 24-month period unless the election or nomination for election by the Company's shareholders of each new Director was approved by the vote of at least two-thirds of the Directors then still in office who were in office at the beginning of the 24-month period.

(d) "Code" means the Internal Revenue Code of 1986, as amended.

(e) "Committee" means the Committee, as specified in Section 3.1, appointed by the Board to administer the Plan.

(f) "Company" means FPIC Insurance Group, Inc.

(g) "Contingent Stock" means stock issued, subject to certain conditions, to a Grantee pursuant to Section 9 hereof.

(h) "Directors" means the members of the Board.

(i) "Dividend Equivalent" means, with respect to Shares subject to an Award, a right to be paid an amount equal to the dividends declared and paid on an equal number of outstanding Shares.

(j) "Employee" means any individual who performs services for the Company or Subsidiary and is included on the regular payroll of the Company or Subsidiary.

(k) "Exchange Act" means the Securities Exchange Act of 1934, as amended.

(l) "Fair Market Value" means on, or with respect to, any given date:

    (i) If the Shares are listed on a national stock exchange, the closing market price of such Shares as reported on the composite tape for issues listed on such exchange on such date or, if no trade shall have been reported for such date, on the next preceding date on which there were trades reported; provided, that if no such quotation shall have been made within the 10 business days preceding such date, Fair Market Value shall be determined under (iii) below.

(ii) If the Shares are not listed on a national stock exchange but are traded on the over-the-counter market, the mean between the closing dealer bid and asked price of such Shares as reported by the National Association of Securities Dealers through their Automated Quotation System for such date, or if no quotations shall have been made on such date, on the next preceding date on which there were quotations; provided that, if such quotations shall have been made within the 10 business days preceding such date, Fair Market Value shall be determined under (iii) below.

(iii) If (i) or (ii) do not apply, the Fair Market Value of a Share without regard to any control premium or discount for lack of control (except as otherwise required by Code Section 422) as determined by the Committee in good faith consistent with the valuation of the Company as provided by a third party appraiser for other corporate purposes before adjustments or any discounts applied due to lack of marketability. The Committee may rely upon the most recent valuation and there shall be no requirement to cause a more recent valuation to be made.

(m) "Grantee" means an Employee who has received an Award.

(n) "Incentive Stock Option" shall have the same meaning as given to the term by Code Section 422 and any regulations or rulings promulgated thereunder.

(o) "Nonqualified Stock Option" means any Option granted under the Plan that is not considered an Incentive Stock Option.

(p) "Option" means the right to purchase from the Company a stated number of Shares at a specified price. The Option may be granted to an Employee subject to the terms of this Plan and such other conditions and restrictions as the Committee deems appropriate. Each Option shall be designated by the Committee to be either an Incentive Stock Option or a Nonqualified Stock Option.

(q) "Option Price" means the purchase price per Share subject to an Option, as described in Section 7.3.

(r) "Optionee" means an Employee who has been awarded an Option under the Plan.

(s) "Performance-Based Exception" means the performance-based exception from the tax deductibility limitations of Code Section 162(m).

(t) "Performance Measures" shall have the meaning set forth in Section 12.1.

(u) "Permanent and Total Disability" shall have the same meaning as given to that term by Code Section 22(e)(3) and any regulations or rulings promulgated thereunder.

(v) "Plan" means the FPIC Insurance Group, Inc. Amended and Restated Omnibus Incentive Plan, as amended from time to time.

(w) "Restricted Stock" shall mean stock issued, subject to restrictions, to a Grantee pursuant to Section 10 hereof.

(x) "SAR" means a stock appreciation right.

(y) "SEC" means the U.S. Securities and Exchange Commission.

(z) "Share" means one share of $.10 par value common stock of FPIC Insurance Group, Inc.

(aa) "Subsidiary" means any corporation in an unbroken chain of corporations beginning with the Company if, at the time of the granting of the Award, each of the corporations (other than the last corporation) in the unbroken chain owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain, within the meaning of Code Section 424(f) and any regulations or rulings promulgated thereunder.

3.   ADMINISTRATION

3.1   The Plan shall be administered by the Budget and Compensation Committee of the Board or such other committee (the "Committee") as the Board shall select consisting solely of two or more members of the Board. The members of the Committee shall be appointed from time to time by and shall serve at the discretion of, the Board.

3.2   The Committee shall have full and final authority in its discretion to take all actions determined by the Committee to be necessary in the administration of the Plan, including, without limitation, discretion to:

(a) conclusively interpret the provisions of the Plan and any agreement entered into under the Plan and to decide all questions of fact arising in its application;

(b) determine the individuals to whom Awards shall be made under the Plan;

(c) determine the type of Award to be made to such Employees and the amount, size and terms of each Award;

(d) determine the time when Awards will be granted to Employees;

(e) establish performance goals for any performance period and determine whether such goals were satisfied; and

(f) make all other determinations necessary or advisable for the administration of the Plan.

4.   SHARES SUBJECT TO THE PLAN

4.1   Subject to adjustment pursuant to Section 19.1 hereof, the aggregate number of Shares that may be issued under Awards granted pursuant to the Plan shall not exceed 2,663,000 shares.

4.2 Shares may be authorized and unissued Shares or treasury shares.

4.3 The maximum number of Shares that may be awarded pursuant to the Contingent Stock or Restricted Stock Award provisions of Sections 9 and 10 shall be twenty-five percent (25%) of the total Shares authorized for issuance under the Plan.

4.4 Any Shares subject to an Award that for any reason expires or is terminated unexercised or unvested as to such Shares shall not be treated as having been issued under the Plan. Similarly, Shares withheld by the Company upon exercise of an Option to satisfy Option Price or tax withholding obligations shall not be treated as having been issued under the Plan.

5.   PARTICIPANTS

5.1 Awards permitted pursuant to the Plan may only be made to Employees.

6.   AWARDS UNDER THE PLAN

6.1 Awards under the Plan may be in the form of Options (both Nonqualified Stock Options and Incentive Stock Options), Contingent Stock, Restricted Stock and SARs, or such other forms as the Committee may in its discretion deem appropriate but in any event that are consistent with the Plan's purpose, including any combination of the above.

6.2 Subject to adjustment as provided in Section 19.1 herein, the following rules shall apply with respect to Awards intended to qualify for the Performance-Based Exception:

(a) Options: The maximum aggregate number of Shares with respect to which Options may be granted in any one fiscal year to any one Employee shall be 300,000 Shares.

(b) SARs: The maximum aggregate number of Shares with respect to which SARs may be granted in any one fiscal year to any one Employee shall be 300,000 Shares.

(c) Restricted Stock: The maximum aggregate number of Shares of Restricted Stock that may be granted in any one fiscal year to any one Employee shall be 150,000 Shares.

(d) Contingent Stock: The maximum aggregate number of Shares of Contingent Stock that may be granted in any one fiscal year to any one Employee shall be 150,000 Shares.

7.   STOCK OPTIONS

7.1 The Committee in its sole discretion may designate whether an Option is to be considered an Incentive Stock Option or a Nonqualified Stock Option. The Committee may grant both an Incentive Stock Option and a Nonqualified Stock Option to the same individual. However, where both an Incentive Stock Option and a Nonqualified Stock Option are awarded at one time, such Options shall be deemed to have been awarded in separate grants, shall be clearly identified and in no event will the exercise of one such Option affect the right to exercise the other such Option except to the extent the Committee determines in writing otherwise.

7.2 Options granted pursuant to the Plan shall be authorized by the Committee under terms and conditions approved by the Committee, not inconsistent with this Plan and shall be evidenced by agreements in such form as the Committee shall from time to time approve.

7.3 Except for Options adjusted or granted pursuant to Section 19.1 herein and replacement Options granted in connection with a merger, acquisition, reorganization or similar transaction, the Option Price of an Option shall not be less than one hundred percent (100%) of the Fair Market Value of such Share on the day the Option is granted.

7.4 Each Option agreement shall state the period or periods of time, as may be determined by the Committee, within which the Option may be exercised by the participant, in whole or in part, provided such period shall not exceed 10 years. The Committee shall have the power to permit in its discretion an acceleration of previously determined exercise terms, subject to the terms of this Plan.

7.5 Options granted under this Section 7 shall be exercised by the delivery of a written notice of exercise to the Company, setting forth the number of Shares with respect to which the Option is to be exercised and specifying the method of payment of the Option Price. The Option Price of an Option shall be payable to the Company: (a) in cash or its equivalent, (b) by tendering (or attesting to the ownership of) Shares having an aggregate Fair Market Value at the time of exercise equal to the Option Price, (c) by broker-assisted cashless exercise, (d) in any other manner then permitted by the Committee, or (e) by a combination of any of the permitted methods of payment. The Committee may limit any method of payment, other than that specified under (a), for administrative convenience, to comply with applicable law, or for any other reason.

7.6 At the discretion of the Committee, an Award of Options may provide the Optionee with the right to receive Dividend Equivalents, which may be paid currently or credited to an account for the Optionee and may be settled in cash and/or Shares, as determined by the Committee in its sole discretion, subject in each case to such terms and conditions as the Committee shall establish.

7.7 To the extent the aggregate Fair Market Value (determined as of the time the Option is granted) of Incentive Stock Options for any Employee that become first exercisable in any calendar year exceed $100,000, such excess shall be considered a Nonqualified Stock Option.

7.8 Notwithstanding anything herein to the contrary, no Incentive Stock Option shall be granted to any individual if, at the time the Option is to be granted, the individual owns stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company unless at the time such Option is granted the Option Price is at least one hundred ten percent (110%) of the Fair Market Value of the stock subject to the Option and such Option by its terms is not exercisable after the expiration of five years from the date such Option is granted.

7.9 Each Incentive Stock Option agreement shall contain such other terms, conditions and provisions as the Committee may determine to be necessary or desirable in order to qualify such Option as a tax-favored option within the meaning of Code Section 422, or any amendment thereof, substitute therefor, or regulation thereunder. Subject to the limitations of Section 20 and without limiting any provisions hereof, the Committee shall have the power without further approval to amend the terms of any Option for Employees.

7.10 If any Option is not granted, exercised, or held pursuant to the provisions applicable to an Incentive Stock Option, it will be considered to be a Nonqualified Stock Option to the extent that any or all of the grant is in conflict with such provisions.

7.11 Each Option agreement shall set forth the extent to which the Optionee shall have the right to exercise the Option following termination of an Optionee's employment with the Company. Such provisions shall be determined in the sole discretion of the Committee (subject to applicable law), need not be uniform among all Options granted pursuant to the Plan or among Optionees and may reflect distinctions based on the reasons for termination. Except as otherwise provided in an Optionee's Option agreement, if an Optionee's employment terminates by reason of death or Permanent and Total Disability prior to the termination of an Option, such Option may be exercised to the extent that the Optionee shall have been entitled to exercise it at the time of death or Permanent and Total Disability, as the case may be, by the Optionee, the estate of the Optionee or the person or persons to whom the Option may have been transferred by will or by the laws of descent and distribution for the period set forth in the Option, but no more than three years following the date of such death or Permanent and Total Disability; provided, however, with respect to an Incentive Stock Option, such right must be exercised, if at all, within one year after the date of such death or Permanent and Total Disability.

7.   STOCK APPRECIATION RIGHTS

8.1 SARs shall be evidenced by SAR agreements in such form and not inconsistent with this Plan, as the Committee shall approve from time to time.

8.2 An SAR may be granted in tandem with an Option or on a free-standing basis. An SAR shall entitle the Grantee, subject to such terms and conditions determined by the Committee, to receive a payment equal to all or a portion of the excess of (i) the Fair Market Value of a specified number of Shares at the time of the surrender, as determined by the Committee, over (ii) one hundred percent (100%) of the Fair Market Value of such Shares at the time the right was granted, subject to adjustment pursuant to Section 19.1.

8.3 Except for SARs adjusted or granted pursuant to Section 19.1 and replacement SARs granted in connection with a merger, acquisition, reorganization or similar transaction, the grant price of an SAR shall equal the Fair Market Value of a Share on the date of grant of the SAR. The grant price of an SAR granted in tandem with an Option shall equal the Option Price of the related Option.

8.4 SARs shall be granted for a period of not more than 10 years and shall be exercisable in whole or in part, at such time or times and subject to such other terms and conditions as shall be prescribed by the Committee at the time of grant.

8.5 Each SAR agreement shall set forth the extent to which the Grantee shall have the right to exercise the SAR following termination of a Grantee's employment with the Company. Such provisions shall be determined in the sole discretion of the Committee (subject to applicable law), need not be uniform among all SARs granted pursuant to the Plan or among Grantees and may reflect distinctions based on the reasons for termination.

8.6 At the discretion of the Committee, an Award of an SAR may provide the Grantee with the right to receive Dividend Equivalents, which may be paid currently or credited to an account for the Grantee and may be settled in cash and/or Shares, as determined by the Committee in its sole discretion, subject in each case to such terms and conditions as the Committee shall establish.

8.7 Upon exercise of an SAR, payment shall be made in the form of common stock of the Company (determined based on the Fair Market Value of a Share on the date of exercise), cash, or a combination thereof, as the Committee may determine.

9.   CONTINGENT STOCK AWARDS

9.1 Contingent Stock Awards under the Plan shall be evidenced by Contingent Stock agreements in such form and not inconsistent with this Plan as the Committee shall approve from time to time.

9.2 The Committee shall determine the amount of Contingent Stock Award to be granted to an Employee based on the expected impact the Employee can have, or actually has had, on the financial well-being of the Company and other factors deemed by the Committee to be appropriate.

9.3 Contingent Stock Awards made pursuant to this Plan shall be subject to such terms, conditions and restrictions, including without limitation, substantial risks of forfeiture and/or attainment of Performance Measures and for such period or periods as shall be determined by the Committee. The Committee shall have the power to permit, in its discretion, an acceleration of the expiration of the applicable restriction period with respect to any part or all of the Award to any participant. The Committee shall have the power to make a Contingent Stock Award that is not subject to vesting or any other contingencies in recognition of an Employee's prior service and financial impact on the Company.

9.4 The agreement shall specify the terms and conditions upon which any restrictions on the right to receive Shares representing Contingent Stock Awards under the Plan shall lapse, as determined by the Committee. Upon the lapse of such restrictions, Shares shall be issued to the participant or such participant's legal representative.

9.5 In the event a participant's employment terminates for any reason prior to the lapse of restrictions applicable to a Contingent Stock Award made to such participant, unless otherwise provided for herein by this Plan or as provided for in the Contingent Stock agreement, all rights to Shares as to which there still remain unlapsed restrictions shall be forfeited by such participant to the Company without payment or any consideration by the Company and neither the participant nor any successors, heirs, assigns or personal representatives of such participants shall thereafter have any further rights or interest in such Shares.

9.6 At the discretion of the Committee, a Contingent Stock Award may provide the Grantee with the right to receive Dividend Equivalents, which may be paid currently or credited to an account for the Grantee and may be settled in cash and/or Shares, as determined by the Committee in its sole discretion, subject in each case to such terms and conditions as the Committee shall establish.

9.7 With respect to a Contingent Stock Award intended to qualify under the Performance-Based Exception, the Committee must (a) establish, in writing, within 90 days of the date such Award is granted, the objective performance goals that must be achieved for such Award to be earned and (b) certify in writing prior to the payment of the Award that the applicable performance goals and any other material terms were in fact satisfied. Written certification for the purpose shall include, without limitation, approved minutes of the Committee meeting in which the certification is made.

10. RESTRICTED STOCK AWARDS

10.1 Restricted Stock Awards under the Plan shall be evidenced by Restricted Stock agreements in such form and not inconsistent with this Plan, as the Committee shall approve from time to time.

10.2 The Committee shall determine the amount of a Restricted Stock Award to be granted to an Employee based on the past or expected impact the Employee has had or can have on the financial well-being of the Company and other factors deemed by the Committee to be appropriate.

10.3 Restricted Stock Awards made pursuant to this Plan shall be subject to such terms, conditions and restrictions, including without limitation, substantial risks of forfeiture and/or attainment of Performance Measures and for such period or periods as shall be determined by the Committee. The Committee shall have the power to permit, in its discretion, an acceleration of the expiration of the applicable restriction period with respect to any part or all of the Award to any participant. Upon issuance of a Restricted Stock Award, Shares will be issued in the name of the recipient. Unless otherwise determined by (and/or subject to such restrictions as may be imposed by) the Committee, during the restriction period, the Grantee shall have the rights of a shareholder for all such Shares of Restricted Stock, including the right to vote and the right to receive dividends as paid thereon.

10.4 Each certificate evidencing stock subject to Restricted Stock Awards shall bear an appropriate legend referring to the terms, conditions and restrictions applicable to such Award. Any attempt to dispose of stock in contravention of such terms, conditions and restrictions shall be ineffective. The Committee may adopt rules that provide that the certificates evidencing such Shares may be held in custody by a bank or other institution, or that the Company may itself hold such Shares in custody, until the restrictions thereon shall have lapsed and may require as a condition of any Award that the recipient shall have delivered a stock power endorsed in blank relating to the stock covered by such Award.

10.5 The Restricted Stock agreement shall specify the terms and conditions upon which any restrictions on the right to receive Shares representing Restricted Stock awarded under the Plan shall lapse as determined by the Committee. Upon the lapse of such restrictions, Shares that have not been delivered to the recipient or such recipient's legal representative shall be delivered to such participant or such participant's legal representative.

10.6 In the event of a participant's termination of employment for any reason prior to the lapse of restrictions applicable to a Restricted Stock Award made to such participant and unless otherwise provided for herein by this Plan or as provided for in the Restricted Stock agreement, all rights to Shares as to which there remain unlapsed restrictions shall be forfeited by such participant to the Company without payment or any consideration by the Company and neither the participant nor any successors, heirs, assigns or personal representatives of such participant shall thereafter have any further rights or interest in such Shares.

10.7 With respect to a Restricted Stock Award intended to qualify under the Performance-Based Exception, the Committee must (a) establish, in writing, within 90 days of the date such Award is granted, the objective performance goals that must be achieved for such Award to be earned and (b) certify in writing prior to the payment of the Award that the applicable performance goals and any other material terms were in fact satisfied. Written certification for the purpose shall include, without limitation, approved minutes of the Committee meeting in which the certification is made.

11. OTHER PROVISIONS RELATING TO AWARDS

11.1 Notwithstanding any other provisions to the contrary in Section 7, 8, 9 or 10 or elsewhere in this Plan, the additional provisions described in Sections 11.2 through 11.4 shall apply to Awards under the Plan (except that Section 11.2 shall only apply to Contingent Stock and Restricted Stock Awards), unless otherwise determined by the Committee.

11.2 If a recipient of a Contingent or Restricted Stock Award has his or her employment terminated and his or her salary continued through an employment agreement, severance program or other comparable arrangement, then any contingencies and restrictions which are satisfied or that would have been satisfied during the period for which the recipient's salary is to be continued, irrespective of form, will be deemed to have been satisfied and such Shares of Contingent and/or Restricted Stock shall be issued and delivered to the recipient or such recipient's legal representative no later than the expiration of the salary continuation program.

11.3 Simultaneously with a Change in Control, all Awards will automatically vest as of that date and all restrictions or contingencies will be deemed to have been satisfied. Awards that specify a target level of vesting or achievement shall be deemed to have been satisfied at the target level.

11.4 The Committee may provide in any individual agreement in connection with an Award that upon a Change in Control the Employee may have a period of time to exercise such Award, which period shall not exceed its original term.

12. PERFORMANCE MEASURES

12.1 The Committee may specify that the attainment of one or more of the Performance Measures set forth in this Section 12.1 shall determine the degree of granting, vesting and/or payout with respect to Awards that the Committee intends will qualify for the Performance-Based Exception. The performance goals to be used for such Awards shall be chosen from among the following Performance Measure(s): earnings per share, economic value created, market share (actual or targeted growth), net income (before or after taxes), operating income, adjusted net income after capital charge, return on assets (actual or targeted growth), return on capital (actual or targeted growth), revenue (actual or targeted growth), cash flow, shareholders' equity, statutory surplus, risk adjusted capital, operating margin, underwriting margin, combined ratio, Share price, Share price growth, total stockholder return, budget achievement and performance against budget. Such Performance Measure(s) may also include strategic business criteria, consisting of (i) goals relating to acquisitions (including merger synergies), or divestitures of subsidiaries, affiliates or joint ventures, (ii) one or more objectives based on meeting specified market penetration goals, productivity measures, geographic business expansion goals, cost targets, customer satisfaction or employee satisfaction goals, or (iii) goals relating to employment practices, employee benefits, internal controls, capital projects, legal affairs and information technology. The targeted level or levels of performance with respect to such Performance Measures may be established at such levels and on such terms as the Committee may determine, in its discretion, including in absolute terms, as a goal relative to performance in prior periods, or as a goal compared to the performance of one or more comparable companies or an index covering multiple companies. Awards that are not intended to qualify for the Performance-Based Exception may be based on these or such other performance measures as the Committee may determine.

12.2 The Committee shall have the discretion to adjust the determinations of the degree of attainment of the pre-established performance goals; provided, however, that except as provided pursuant to Section 20.2, Awards that are designed to qualify for the Performance-Based Exception may not be adjusted upward (the Committee may retain the discretion to adjust such Awards downward).

13.   GENERAL RESTRICTIONS

13.1 The Plan and each Award under the Plan shall be subject to the requirement that, if at any time the Committee shall determine that (i) the listing, registration or qualification of the Shares subject or related thereto upon any securities exchange or under any state or federal law, (ii) the consent or approval of any government regulatory body or (iii) an agreement by the recipient of an Award with respect to the disposition of Shares, is necessary or desirable as a condition of, or in connection with the Plan or the granting of such Award or the issue or purchase of Shares of common stock thereunder, the Plan will not be effective and/or the Award may not be consummated in whole or in part unless such listing, registration, qualification, consent, approval or agreement shall have been effected or obtained free of any conditions not acceptable to the Committee.

14.   RIGHTS OF A SHAREHOLDER

14.1 Except as otherwise specifically provided in this Plan (including the rights provided in Section 10 of this Plan as it pertains to Restricted Stock Awards), the recipient of any

Award under the Plan shall have no rights as a shareholder with respect thereto unless and until certificates for Shares of common stock are issued to such recipient.

15. RIGHTS TO TERMINATE EMPLOYMENT

15.1 Nothing in the Plan or in any agreement entered into pursuant to the Plan shall confer upon any participant the right to continue in the employment of the Company or its Subsidiary or affect any right that the Company or its Subsidiary may have to terminate the employment of such participant.

16. WITHHOLDING OF TAXES

16.1 The Company shall have the power and right to deduct or withhold, or require a participant to remit to the Company (or a Subsidiary), an amount (in cash or Shares) sufficient to satisfy any federal, state and/or local tax withholding requirements applicable to an Award. Whenever under the Plan payments are to be made in cash, such payments shall be net of an amount sufficient to satisfy any federal, state and/or local tax withholding requirements. Subject to such restrictions as the Committee may prescribe, a Grantee may satisfy all or a portion of any federal, state and/or local tax withholding requirements by electing to have the Company withhold Shares having a Fair Market Value equal to the amount to be withheld.

17. NONASSIGNABILITY

17.1 No Award or benefit under the Plan shall be assignable or transferable by the recipient thereof except by will or by the laws of descent and distribution. During the life of the recipient, such Award shall be exercisable only by such person or by such person's guardian or legal representative. Notwithstanding the foregoing, under certain circumstances the Committee may grant (or sanction by amending an existing grant) Nonqualified Stock Options that may be transferred by the Optionee during his or her lifetime to any member of his or her immediate family or a trust established for the exclusive benefit of one or more members of his or her immediate family or to a former spouse pursuant to a domestic relations order. For purposes of this Section, the term "immediate family" is defined as an Optionee's spouse, children, stepchildren, grandchildren, including relationships arising from legal adoption and parents.

18. NONUNIFORM DETERMINATIONS

18.1 The Committee's determination under the Plan (including, without limitation, determinations of the persons to receive Awards, the form, amount and timing of such Awards, the terms and conditions of such Awards and the agreements evidencing same and the establishment of values and performance targets) need not be uniform and may be made by the Committee selectively among persons who receive, or are eligible to receive, Awards under the Plan, whether or not such persons are similarly situated.

19. ADJUSTMENTS

19.1 In the event of any merger, reorganization, consolidation, recapitalization, liquidation, stock dividend, split-up, spin-off, stock split, reverse stock split, share combination, share exchange, extraordinary dividend, or any change in the corporate structure affecting the Shares, such adjustment shall be made in the number and kind of Shares that may be delivered under the Plan, the individual limits set forth in Section 6.2 and, with respect to outstanding Awards, in the number and kind of Shares subject to outstanding Awards, the Option Price, grant price or other price of Shares subject to outstanding Awards, any performance conditions relating to Shares, the market price of Shares, or per-Share results and other terms and conditions of outstanding Awards, as may be determined to be appropriate and equitable by the Committee, in its sole discretion, to prevent dilution or enlargement of rights; provided, however, that, unless otherwise determined by the Committee, the number of Shares subject to any Award shall always be rounded down to a whole number.

20. AMENDMENT, MODIFICATION AND TERMINATION

20.1 The Board may at any time and from time to time, alter, amend, suspend or terminate the Plan in whole or in part; provided, however, that no amendment that requires stockholder approval in order for the Plan to continue to comply with the National Association of Securities Dealers Automated Quotation, Inc. listing standards or any rule promulgated by the SEC or any securities exchange on which Shares are listed shall be effective unless such amendment shall be approved by the requisite vote of stockholders of the Company entitled to vote thereon within the time period required under such applicable listing standard or rule.

20.2 The Committee may make adjustments in the terms and conditions of and the criteria included in, Awards in recognition of unusual or nonrecurring events (including, without limitation, the events described in Section 19.1 hereof) affecting the Company or a Subsidiary or business unit or the financial statements of the Company or a Subsidiary or business unit or of changes in applicable laws, regulations, or accounting principles, whenever the Committee determines that such adjustments are appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan. With respect to any Awards intended to comply with the Performance-Based Exception, unless otherwise determined by the Committee, any such exception shall be specified at such times and in such manner as will not cause such Awards to fail to qualify under the Performance-Based Exception.

20.3 No termination, amendment or modification of the Plan or of any Award shall adversely affect in any material way any Award previously granted under the Plan without the written consent of the participant holding such Award, unless such termination, modification or amendment is required by applicable law and except as otherwise provided herein.

20.4 If it is intended that an Award comply with the requirements of the Performance-Based Exception, the Committee may apply any restrictions it deems appropriate such that the Awards maintain eligibility for the Performance-Based Exception. If changes are made to Code Section 162(m) or regulations promulgated thereunder to permit greater flexibility with respect to any Award or Awards available under the Plan, the Committee may, subject to Section 20.3, make any adjustments to the Plan and/or Award agreements it deems appropriate.

21. EFFECT ON OTHER PLAN

21.1 Participation in this Plan shall not affect a participant's eligibility to participate in any other benefit or incentive plan of the Company and any Awards made pursuant to this Plan shall not be used in determining the benefits provided under any other plan of the Company unless specifically provided.

22. DURATION OF THE PLAN

22.1 The Plan shall remain in effect until all Awards under the Plan have been satisfied by the issuance of Shares or the payment of cash; provided, however, no Incentive Stock Options shall be granted more than 10 years after the earlier of the latest date on which the Plan is adopted by the Board or the latest date on which the Plan is approved by the stockholders of the Company.

23. FUNDING OF THE PLAN

23.1 This Plan shall be unfunded. The Company shall not be required to establish any special or separate fund or to make any other segregation of assets to ensure the payment of any Award under this Plan and payment of Awards shall be on the same basis as the claims of the Company's general creditors. In no event shall interest be paid or accrued on any Award including unpaid installments of Awards.

24. SUCCESSORS

24.1 All obligations of the Company under the Plan and with respect to Awards shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or other event, or a sale or disposition of all or substantially all of the business and/or assets of the Company and references to the "Company" herein and in any Award agreements shall be deemed to refer to such successors.

25. LEGAL CONSTRUCTION

25.1 Gender, Number and References. Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine, the plural shall include the singular and the singular shall include the plural. Any reference in the Plan to a Section of the Plan either in the Plan or any Award agreement or to an act or code or to any section thereof or rule or regulation thereunder shall be deemed to refer to such Section of the Plan, act, code, section, rule or regulation, as may be amended from time to time, or to any successor Section of the Plan, act, code, section, rule or regulation.

25.2 Severability. In the event any provision of the Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Plan and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

25.3 Requirements of Law. The granting of Awards and the issuance of Shares or cash under the Plan shall be subject to all applicable laws, rules and regulations and to such approvals by any governmental agencies or national securities exchanges as may be required.

25.4 Governing Law. To the extent not preempted by federal law, the Plan and all agreements hereunder, shall be construed in accordance with and governed by the laws of the State of Florida, excluding any conflicts or choice of law rule or principle that might otherwise refer construction or interpretation of this Plan to the substantive law of another jurisdiction.

25.5 <u>Nonexclusive Plan</u>. Neither the adoption of the Plan by the Board nor its submission to the stockholders of the Company for approval shall be construed as creating any limitations on the power of the Board or a committee thereof to adopt such other incentive arrangements as it may deem desirable.

25.6 <u>Code Section 409A Compliance</u>. To the extent applicable, it is intended that this Plan and any Awards granted hereunder comply with the requirements of Code Section 409A and any related regulations or other guidance promulgated with respect to such Section by the U.S. Department of the Treasury or the Internal Revenue Service. Any provision that would cause the Plan or any Award granted hereunder to fail to satisfy Code Section 409A shall have no force or effect until amended to comply with Code Section 409A, which amendment may be retroactive to the extent permitted by Code Section 409A. No amendment to the Plan made pursuant to the amendment and restatement approved by the Board on April 22, 2005 shall be applicable to an Award then outstanding to the extent such amendment would cause the Award to become subject to Code Section 409A.

AMENDMENT TO THE
FPIC INSURANCE GROUP, INC.
AMENDED AND RESTATED OMNIBUS INCENTIVE PLAN

This Amendment to the FPIC Insurance Group, Inc. Amended and Restated Omnibus Incentive Plan (this "Amendment"), dated as of March 27, 2009, amends the FPIC Insurance Group, Inc. Amended and Restated Omnibus Incentive Plan, originally effective January 13, 1996, and amended and restated as of April 22, 2005 (the "Omnibus Incentive Plan").

WHEREAS, pursuant to Section 885(f) of the American Jobs Creation Act of 2004, Public Law 108-357 (the "Act"), the provisions of Section 409A of the Internal Revenue Code of 1986, as amended ("Section 409A"), will be applicable to certain nonqualified deferred compensation plans, as defined in such Section 409A, with respect to amounts deferred after December 31, 2004; and

WHEREAS, the final Section 409A regulations issued by the United States Department of the Treasury and the Internal Revenue Service were published to provide guidance under Section 409A (the "409A Regulations"); and

WHEREAS, FPIC Insurance Group, Inc. (the "Company") wishes to amend the Omnibus Incentive Plan to clarify certain provisions of the Omnibus Incentive Plan to demonstrate exemption from and compliance with the provisions of the 409A Regulations; and

WHEREAS, pursuant to Article 20, the Board may, at any time, amend the Omnibus Incentive Plan; and

NOW THEREFORE, the Omnibus Incentive Plan is hereby amended as follows:

1.   Section 2.1 (l) of the Omnibus Incentive Plan is hereby deleted and the following section shall be inserted in lieu thereof:

"(l)   "Fair Market Value" means, on or with respect to, any given date:

(i)   If the Shares are at the time listed or admitted to trading on any stock exchange, then the "Fair Market Value" shall be the closing sale prices of the Shares on the date in question on the principal exchange on which the Shares are then listed or admitted to trading. If no reported sale of the Shares takes place on the date in question on the principal exchange, then the reported closing asked price of the Shares on such date on the principal exchange shall be determinative of "Fair Market Value."

(ii)   If the Shares are not at the time listed or admitted to trading on a stock exchange, the "Fair Market Value" shall be the mean between the lowest reported bid price and highest reported asked price of the Shares on the date in question in the over-the-counter market, as such prices are reported by the National Association of Securities Dealers through their Automated Quotation System for such date, or in a publication of general circulation selected by the Committee and regularly reporting the market price of Shares in such market.

(iii) If the Shares are not listed or admitted to trading on any stock exchange or traded in the over-the-counter market, the "Fair Market Value" shall be as determined in good faith by the Committee and in compliance with Code Section 409A."

2.   Section 2.1(aa) "Subsidiary" is amended by deleting said section in its entirety and replacing it with the following section in lieu thereof:

"(aa)   "Subsidiary" means any corporation in an unbroken chain of corporations beginning with the Company if, at the time of the granting of the Award, each of the corporations (other than the last corporation) in the unbroken chain owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain, within the meaning of code Section 424(f) and any regulations or rulings promulgated thereunder; provided, however, for purposes of determining whether any person may be a participant in the Plan for purposes of any grant of Options or SARs, "Subsidiary" means any corporation in which the Company owns or controls directly or indirectly more than 50 percent of the total combined voting power represented by all classes of stock issued by such corporation at the time of the grant."

3.   Section 6.1 is amended by adding the following phrase to the end thereof:

"provided that the terms and conditions of any such other forms shall be in compliance with the requirements of Code Section 409A."

4.   Section 7.1 is amended by deleting said section in its entirety and replacing it with the following section in lieu thereof:

"7.1   The Committee in its sole discretion may designate whether an Option is to be considered an Incentive Stock Option or a Nonqualified Stock Option. The Committee may grant both an Incentive Stock Option and a Nonqualified Stock Option to the same individual. However, where both an Incentive Stock Option and a Nonqualified Stock Option are awarded at one time, such Options shall be deemed to have been awarded in separate grants, shall be clearly identified and in no event will the exercise of one such Option affect the right to exercise the other such Option."

5.   Section 7.3 is amended by deleting said section in its entirety and substituting the following in lieu thereof:

"7.3   Except for Options adjusted or granted pursuant to Section 19.1 herein and replacement Options granted in connection with a merger, acquisition, reorganization or similar transaction and in compliance with the requirements of Code Section 409A, the Option Price of an Option shall not be less than one hundred percent (100%) of the Fair Market Value of such Share on the date the Option is granted."

6. Section 7.6 is amended by adding the following phrase to the end thereof:

    "provided that such terms and conditions shall be in compliance with the requirements of Code Section 409A."

7. The first sentence of Section 8.2 is amended by deleting said sentence in its entirety and substituting the following in lieu thereof:

    "8.2   An SAR may be granted in tandem with an Option or on a free standing basis, provided however that any SAR granted in tandem with an Option shall comply with the requirements of Code Section 409A at the time of such grant."

8. The first sentence of Section 8.3 is amended by deleting said sentence in its entirety and substituting the following sentence in lieu thereof:

    "8.3   Except for SARs adjusted or granted pursuant to Section 19.1 and replacement SARs granted in connection with a merger, acquisition, reorganization or similar transaction and in compliance with the requirements of Code Section 409A, the grant price of an SAR shall equal the Fair Market Value of a Share on the date of grant of the SAR."

9. Section 8.6 is amended by adding the following phrase to the end thereof:

    "provided that such terms and conditions shall be in compliance with the requirements of Code Section 409A."

10. Section 9.3 of the Plan is amended by deleting said section in its entirety and substituting the following in lieu thereof:

    "9.3   Contingent Stock Awards made pursuant to this Plan shall be subject to such terms, conditions and restrictions, including without limitation, substantial risks of forfeitures and/or attainment of Performance Measures and for such periods as shall be determined by the Committee, provided that such terms, conditions and restrictions shall be in compliance with the requirements of Code Section 409A. The Committee shall have the power to make a Contingent Stock Award that is not subject to vesting or any other contingencies in recognition of an Employee's prior service and financial impact on the Company provided that such Award shall be in compliance with Code Section 409A."

11. Section 9.5 is amended by adding the following sentence to the end thereto:

    "For purposes of this section, "terminates" shall mean a cessation of the employment relationship between the participant and the Company that constitutes a "separation from service" within the meaning of Code Section 409A."

12. Section 9.6 is amended by adding the following phrase to the end thereto:

    "and provided that such terms and conditions shall be in compliance with the requirements of Code Section 409A."

13. Section 11.2 is amended by deleting said section in its entirety and replacing it with the following section in lieu thereof:

"11.2 If a recipient of a Restricted Stock Award has his or her employment terminated and his or her salary continued through an employment agreement, severance program, or comparable arrangement, then, to the extent, if any, provided in any such agreement, program or arrangement, any contingencies and restrictions which are satisfied or that would have been satisfied during the period for which the recipient's salary is to be continued, irrespective of form, will be deemed to be satisfied and such Shares of Restricted Stock shall be issued and delivered to the recipient or such recipient's legal representative no later than the expiration of the salary continuation program, provided that such delivery is in compliance with the provisions of Code Section 409A."

14. Section 11.3 is amended by deleting said section in its entirety and replacing it with the following section in lieu thereof:

"11.3 Simultaneously with a Change in Control, all Awards (except for Contingent Stock Awards) will automatically vest as of that date and all restrictions or contingencies will be deemed to have been satisfied. Contingent Stock Awards will only automatically vest as of the date of a Change of Control that constitutes a "change of control" under the provisions of Code Section 409A. Except to the extent otherwise provided in an Award agreement, all Awards that specify a target level of vesting or achievement shall be deemed to have been satisfied at the target level."

15. Section 19.1 is amended by adding the following phrase to the end thereof:

"and provided further that any terms and conditions of outstanding Awards adjusted under this Section 19.1 shall be in compliance with the requirements of Code Section 409A."

16. Section 20.2 is amended by adding the following phrase to the end thereof:

"and provided that any terms and conditions of Awards adjusted under this Section 20.2 shall be in compliance with the requirements of Code Section 409A."

17. Section 20.4 is amended by adding the following phrase to the end thereof:

"provided that any adjustments under this Section 20.4 shall be in compliance with the requirements of Code Section 409A."

18. Section 25.6 is amended by adding the following sentence to the end thereto:

"Any provision in this Plan to the contrary notwithstanding, if an Employee is a "specified employee" within the meaning of Code Section 409A, any cash or in-kind payments which constitute "deferred compensation" under Code Section 409A and would otherwise become due under this Plan during the first six (6) months period after "separation from service" (as such term is defined in Code 409A) for reasons other than death shall be delayed and all such delayed payments shall be paid in full in the seventh (7[Th]) month after the date of "separation from service" and all subsequent payments shall be paid in accordance with their original payment schedule."

19.   Except as stated above, all other provisions of the Plan remain in full force and effect.

      IN WITNESS WHEREOF, the Company has executed this Amendment on the day and year first above written.


FPIC INSURANCE GROUP, INC.


By: /s/ T. Malcolm Graham
Title: General Counsel and Secretary

AMENDMENT TO THE
FPIC INSURANCE GROUP, INC.
AMENDED AND RESTATED OMNIBUS INCENTIVE PLAN

This Amendment to the FPIC Insurance Group, Inc. Amended and Restated Omnibus Incentive Plan (this "Amendment"), dated as of March 26, 2010, amends the FPIC Insurance Group, Inc. Amended and Restated Omnibus Incentive Plan, originally effective January 13, 1996, and amended and restated as of April 22, 2005 and further amended on March 27, 2009 (the "Omnibus Incentive Plan").

WHEREAS, FPIC Insurance Group, Inc. (the "Company") wishes to amend the Omnibus Incentive Plan to clarify in certain respects the performance measures that may be used for performance-based awards under the Omnibus Incentive Plan; and

WHEREAS, pursuant to Article 20, the Board may, at any time, amend the Omnibus Incentive Plan; and

NOW, THEREFORE, the Omnibus Incentive Plan is hereby amended as follows:

1. Section 12.1 of the Omnibus Incentive Plan is hereby deleted and the following section shall be inserted in lieu thereof:

"12.1 The Committee may specify that the attainment of one or more of the Performance Measures set forth in this Section 12.1 shall determine the degree of granting, vesting and/or payout with respect to Awards that the Committee intends will qualify for the Performance-Based Exception. The performance goals to be used for such Awards shall be chosen from among the following Performance Measure(s): earnings per share, economic value created, market share, net income (before or after taxes), operating income, adjusted net income after capital charge, return on assets, return on capital or on shareholders' equity (including average shareholders' equity), revenue measures, cash flow, shareholders' equity, statutory surplus, risk adjusted capital, operating margin, premiums (whether net or gross, written or earned or direct or total), underwriting margin, combined ratio, reserve levels, loss development, Share price, Share price growth, total stockholder return, budget achievement and performance against budget (in each case Performance Measures may be stated on a per Share basis, or on a GAAP or statutory basis, and with adjustments for changes in accounting or tax laws, the adverse impact of mergers or acquisitions, the effect of state -levied guaranty fund assessments, costs and expenses of uncompleted business combinations, or such other adjustments as may be prescribed by the Committee). Such Performance Measure(s) may also include strategic business criteria, consisting of (i) goals relating to acquisitions (including merger synergies), or divestitures of subsidiaries, affiliates or joint ventures, (ii) one or more objectives based on meeting specified market penetration goals, productivity measures, geographic business expansion goals, cost targets, investment performance, premium rates, customer satisfaction, rating agency ratings or employee satisfaction goals, or (iii) goals relating to claims handling, employment practices, employee benefits, internal controls, capital projects, legal affairs, regulatory relations

and information technology. The targeted level or levels of performance with respect to such Performance Measures may be established at such levels and on such terms as the Committee may determine, in its discretion, including in absolute terms, as a goal relative to targets or to performance in prior periods, or versus targeted growth, or as a goal compared to the performance of one or more comparable companies or an index covering multiple companies. Awards that are not intended to qualify for the Performance-Based Exception may be based on these or such other performance measures as the Committee may determine."

2.   Except as stated above, all other provisions of the Plan remain in full force and effect.

IN WITNESS WHEREOF, the Company has executed this Amendment on the day and year first above written.

FPIC INSURANCE GROUP, INC.

By: /s/ T. Malcolm Graham
Name: T. Malcolm Graham
Title: General Counsel and Secretary